UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

Hewlett-Packard Company 401(k) Plan
Financial Statements and Supplemental Schedule

December 31, 2011 and 2010 and
For the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hewlett-Packard Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Hewlett-Packard Company 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 27, 2012
San Jose, California

Hewlett-Packard Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Cash	$363,201	$95,996,407
Investments, at fair value	13,717,114,451	12,394,759,301
Receivables:
Notes receivable from participants	224,531,689	216,675,830
Company contribution	41,048,166	40,192,858
Amount due from brokers for securities sold	181,590,682	29,530,187,605
Forward foreign currency contracts	2,735,043	4,349,106
Interest, dividends, and other	27,404,636	6,319,563
Total receivables	477,310,216	29,797,724,962
Total assets	14,194,787,868	42,288,480,670

Liabilities
Amount due to brokers for securities purchased	193,332,110	27,596,895,765
Forward foreign currency contracts payable	2,870,555	4,309,996
Administrative expenses and other payables	9,629,617	4,184,902
Total liabilities	205,832,282	27,605,390,663

Net assets reflecting investments, at fair value	13,988,955,586	14,683,090,007

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	–	1,786,962

Net assets available for benefits	$13,988,955,586	$14,684,876,969

See accompanying notes.

Hewlett-Packard Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income (loss):
Interest and dividends	$305,777,499
Net realized and unrealized depreciation in fair value of investments	(863,930,442)
(558,152,943)
Contributions:
Participants	660,296,987
Company	256,556,923
Rollover	119,319,410
Total contributions	1,036,173,320
Interest income on notes receivable from participants	10,427,098
Other	1,351,612
Total additions	489,799,087

Deductions
Benefits paid directly to participants	1,150,396,243
Investment management fees	26,428,211
Administrative expenses and fees	8,896,016
Total deductions	1,185,720,470

Net decrease	(695,921,383)

Net assets available for benefits:
Beginning of year	14,684,876,969
End of year	$13,988,955,586

See accompanying notes.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements

December 31, 2011

1.   Description of the Plan

The following brief description of the Hewlett-Packard Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective December 31, 2010, the Plan offered new investment options designed to help streamline participants’ investment choices and provide new diversification opportunities.  Assets of the Plan are invested in a five-tier investment structure. Tier 1 includes one ready-made portfolio (the Conservative Portfolio), and ten Birth Date Funds. The Birth Date Funds’ investment strategy is designed to apply over a participant’s entire investment horizon, including the years after retirement, and is designed to become more conservative as participants grow older. Tier 2 includes six actively managed institutional funds from the main asset classes – stocks, bonds, and short-term investments. Tier 3 includes four index funds that try to mirror a specific market index by investing in the same list of equities and bonds. Tier 4 includes six funds from specialty asset classes, such as real-return income, commodities, and real estate. The Company common stock is also included in Tier 4. Tier 5 is a self-directed Mutual Fund Brokerage Window that offers more than 8,500 brand-name mutual funds through Fidelity. All investments are participant-directed.

In November 2010, HP approved the merger of the EDS 401(k) Plan into the Plan effective December 31, 2010. A brief blackout period started on December 30, 2010, and ended on January 3, 2011. At the date of the merger, the EDS 401(k) Plan transferred net assets to the Plan amounting to $3,858,652,097. Included in the Company contribution receivable on the statement of net assets available for benefits as of December 31, 2010, was $13,332,342 of employer contributions related to the previous EDS 401(k) Plan participants (none as of December 31, 2011, as the EDS 401(k) Plan merged with and into the Plan as of December 31, 2010). During the blackout period, the Plan and EDS 401(k) Plan investments were automatically mapped or moved to the new fund options in the Plan that most closely align with the asset allocation and risk-and-return potential of the existing Plan and EDS 401(k) Plan investment elections.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

The blackout period was necessary to implement the changes, such as moving assets and establishing the new investment options described above. The financial statement captions “amount due from brokers for securities sold” and “amount due to brokers for securities purchased” as of December 31, 2010, reflect the transactions related to these changes in the investment options.

The Plan includes a non-leveraged employee stock ownership plan feature (the ESOP) within the meaning of Internal Revenue Code (the Code) Section 4975(e)(7).  The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock.  The purpose of the ESOP is to permit participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash. Participants in the Plan who were formerly participants in the Compaq Computer Corporation 401(k) Investment Plan, but who did not become employees of the Company subsequent to the acquisition of Compaq Computer Corporation in May 2002, and participants who were formerly participants in the EDS 401(k) Plan but who did not become employees of the Company subsequent to the acquisition of EDS in August 2008 are not eligible to participate in the ESOP.

Effective January 1, 2010, new guidelines were imposed on participants’ ability to invest in the Company common stock, with a goal of limiting investments in Company common stock to a maximum of 20% of a participant’s portfolio. Under the new guidelines, if a participant’s account currently has more than 20% invested in the Company common stock fund, the participant will not be forced to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the Company common stock fund, and any percentage above the 20% limit for ongoing contributions will automatically be directed to the appropriate Birth Date Fund based on the year the participant was born. In addition, the new guidelines provide that future requested exchanges into the Company common stock fund will be blocked if the requested change will cause the participant to exceed the 20% limit or if the participant is already at or above the 20% limit of the Company common stock fund to the participant’s overall portfolio balance. Finally, the new guidelines provide that if the participant chooses to rebalance his or her portfolio, the respective holdings in the Company common stock fund will be limited to a maximum of 20% regardless of the current investments in the Company common stock fund.

Contributions

As soon as administratively feasible, normally about 15 days after the employment start date, employees are automatically enrolled in the Plan at a 3% contribution rate in the appropriate Birth Date Fund based on the year employees were born.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Participants may annually contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Code. The annual limitation was $16,500 for 2011. Contributions can be made as whole or fractional percentages of pay. Employees can choose pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of the two. The Plan also accepts rollover contributions from a Roth deferral account to the Plan as described in Code section 402A(e)(1) and only to the extent the rollover is permitted under the rules of section 402(c) of the Code. After-tax Roth 401(k) contributions shall be treated as deferred contributions for all purposes under the Plan, including Company matching contributions.

Participants who are age 50 or older by the end of the plan year can contribute an additional $5,500 above the annual limitation. Catch-up contributions can be pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of the two. These catch-up contributions are not eligible for the Company match. Participants may also make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective February 1, 2011, the Company matching contribution was a fixed contribution funded at 100%, up to 4% of eligible earnings, contributed each pay period. Prior to February 1, 2011, the Company matching contributions were discretionary funded at the same rates.

Employees of Autonomy Corporation plc (Autonomy), who began participating in the Plan in November 2011 following the Company’s October 3, 2011, acquisition of a controlling interest in Autonomy, are eligible for matching contributions of 50% of the first 6% of eligible pay contributed each pay period.

Employees of Palm, Inc. (Palm), who began participating in the Plan in August 2010 following the Company’s July 1, 2010, acquisition of Palm, are eligible for matching contributions of 50% of the first 6% of eligible pay contributed each pay period.

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Effective January 1, 2006, all new employees are subject to a three-year cliff vesting schedule with regard to Company matching contributions. As a result, participants with no prior HP service who enter the Plan on or after January 1, 2006, do not vest in Company matching contributions until the earlier of earning three years of credited service, attaining age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability benefits program, at which time they will become 100% vested in their Company matching contributions and earnings thereon.  Participants are also fully vested in their Company matching contributions if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed.

Participants who are employees of Autonomy are subject to a four-year graded vesting schedule, with their Company matching contributions becoming 25% vested after one full year of service, 50% vested after two full years of service, 75% vested after three full years of service, and 100% vested after four or more years of service, taking into consideration years of service with Autonomy.

Participants who are employees of Palm are subject to a three-year graded vesting schedule, with their Company matching contributions becoming 33% vested after one full year of service, 66% vested after two full years of service, and 100% vested after three or more years of service.

Effective for matching contributions made as of July 31, 2011, in order to receive a matching contribution, the employee must be employed on the last day of the fiscal quarter or have terminated employment as a result of the employee’s death, termination under a Company approved severance program, or in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable From Participants

The Plan offers two types of loans, namely general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed 5 years, and the repayment period for a primary residence loan may not exceed 15 years.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible Plan expenses.

Unallocated forfeiture balances as of December 31, 2011 and 2010, were approximately $1,100,000 and $2,300,000, respectively, and forfeitures used to reduce Company matching contributions for 2011 were approximately $11,300,000. Additionally, the unallocated EDS 401(k) Plan forfeiture balance as of December 31, 2010, was approximately $2,900,000 and was applied to the Company match made in 2011.

Payment of Benefits

On termination of service, death, or retirement, participants may elect to receive a lump-sum amount equal to the value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the Company common stock fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.

Administrative and Investment Management Expenses

Certain fees and expenses of the Plan for legal and other administrative services are paid directly by the Company on behalf of the Plan. Effective January 1, 2011, each participant was charged a fixed fee of $8.50 per fiscal quarter for recordkeeping expense. Certain administrative and investment management fees related to certain investment options are paid directly to the Plan’s investment managers and are reported separately on the statement of changes in net assets available for benefits.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820, Fair Value Measurement and Disclosures (ASC 820), to clarify certain existing fair value disclosures and require certain additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

The requirement to present changes in Level 3 measurements on a gross basis became effective for reporting periods beginning after December 15, 2010. The remaining guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Reclassifications

Certain prior year classification disclosures have been reclassified to be consistent with the current year's presentation.

Derivative Contracts

In the normal course of business, the Plan enters into derivative contracts (derivatives) for trading purposes. Derivatives are either exchange-traded or over-the-counter (OTC) contracts. Exchange-traded derivatives are standard contracts traded on a regulated exchange. OTC contracts are private contracts negotiated with counterparties. The Plan has entered into derivatives that include foreign currency exchange contracts, option contracts, futures, and swaps agreements.

Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of the Plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan currently invests in fully benefit-responsive guaranteed investment contracts (traditional GIC). The statements of net assets available for benefits present the fair value of the investment contract, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value of the GICs was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The contract value of the fully benefit-responsive investment contract represents contributions plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2011, the issuer of the traditional GIC has indicated that contract value approximates fair value.

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Pricing models are utilized to estimate fair value for certain financial assets and liabilities categorized in Level 2.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy with which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

3.   Investments

The fair values of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2011		2010

HP Common Stock	$561,318,720	*	$926,242,647
Vanguard PRIMECAP ADM Fund	734,724,342		820,106,528
BTC RUSSELL 1000 Index Fund	1,293,779,452		**

*Less than 5% of the fair value of the Plan’s net assets as of December 31, 2011.

**The Plan did not hold this investment as of December 31, 2010.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

For the year ended December 31, 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Registered investment companies	$(183,070,172)
Common stock	(218,654,860)
Common collective trust funds	(138,648,685)
Company common stock	(333,997,550)
Corporate debt	10,440,825
Total net realized and unrealized depreciation in fair value of investments	$(863,930,442)

4.   Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value.

Common collective trusts and privately held mutual funds: Valued at the net asset value (NAV) established by the funds’ sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. There are no redemption restrictions on the Plan’s investments in common collective trusts and privately held mutual funds.

Publicly traded mutual funds and common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate debt, U.S. government securities and foreign obligations: Valued using quoted market prices that are traded in less active markets or quoted market price for similar investments.

Money market funds: Valued at the NAV of units held by the Plan at year-end.

Short-term investments: Valued at cost plus accrued interest, which approximates fair value.

Traditional GIC: Valued using the present value of the contracts’ future cash flows discounted by comparable duration Wall Street Journal GIC index rates.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

Derivative instruments: Listed derivatives, such as futures and exchange-traded options, are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy to the extent that these instruments are actively traded and valuation adjustments are not applied. If valuation adjustments are applied to listed derivatives, they are categorized in Level 2. OTC derivative contracts are privately negotiated contracts with counterparties, including forwards, credit default swaps, and total return swaps. Depending on the product and the terms of the transaction, the fair value for the OTC derivative products can be modeled taking into account the counterparties’ creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not require significant judgments and the pricing inputs are observed from actively quoted markets. Such contracts are categorized in Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets and liabilities as of December 31, 2011 and 2010:

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
Index funds	$4,037,335	$–	$–	$4,037,335
Growth funds	1,561,225,969	43,087,359	–	1,604,313,328
Fixed income funds	694,565,554	315,525,501	–	1,010,091,055
Value funds	90,115,794	–	–	90,115,794
Other funds	73,652,259	–	–	73,652,259
Total mutual funds	2,423,596,911	358,612,860	–	2,782,209,771

Self-directed brokerage accounts:
Mutual funds:
Index funds	14,131,187	–	–	14,131,187
Growth funds	52,936,202	–	–	52,936,202
Fixed income funds	111,096,467	–	–	111,096,467
Value funds	31,617,985	–	–	31,617,985
Industry specific funds	19,622,355	–	–	19,622,355
Other funds	47,332,821	–	–	47,332,821
Total self-directed brokerage account	276,737,017	–	–	276,737,017

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common collective trusts:
Index funds	$–	$2,573,846,644	$–	$2,573,846,644
Growth funds	–	443,295,485	–	443,295,485
Other funds	–	74,121,551	–	74,121,551
Total common collective trusts	–	3,091,263,680	–	3,091,263,680

HP common stock	561,318,720	–	–	561,318,720

Money market funds	–	2,832,925	–	2,832,925

Short-term investments	–	540,119,388	–	540,119,388

Common and preferred stocks:
Automobiles and components	70,078,762	–	–	70,078,762
Banks, insurance, and other financial institutions	503,978,935	–	–	503,978,935
Consumer and capital goods	1,105,414,978	–	–	1,105,414,978
Health care and pharmaceuticals	493,487,118	–	–	493,487,118
Telecommunications and media	275,480,193	–	–	275,480,193
Technology, hardware, and software	691,509,800	–	–	691,509,800
Energy, transportation, and other utilities	577,148,726	–	–	577,148,726
Hospitality and real estate	387,641,789	–	–	387,641,789
Total common and preferred stocks	4,104,740,301	–	–	4,104,740,301

Corporate debt:
Banks, insurance, and other financial institutions	–	439,499,649	–	439,499,649
Consumer and capital goods	–	66,580,081	–	66,580,081
Health care, pharmaceuticals, and biotechnology	–	43,358,762	–	43,358,762
Technology, hardware, and equipment	–	22,701,563	–	22,701,563
Telecommunications and media	–	95,668,985	–	95,668,985
Energy, transportation, and other utilities	–	76,252,822	–	76,252,822
Real estate	–	9,300,387	–	9,300,387
Total corporate debt	–	753,362,249	–	753,362,249

Foreign obligations	–	41,707,043	–	41,707,043

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2	Level 3	Total
U.U.S. government securities:
Federal	$–	$1,473,360,372	$–	$1,473,360,372
State	–	28,708,484	–	28,708,484
Municipal	–	48,765,264	–	48,765,264
Total U.S. government securities	–	1,550,834,120	–	1,550,834,120

Guaranteed investment contracts	–	11,989,237	–	11,989,237
Total investments	7,366,392,949	6,350,721,502	–	13,717,114,451

Derivative assets	830,696	3,008,067	–	3,838,763
Amount due from brokers for securities sold	181,590,682	–	–	181,590,682
Total assets measured at fair value	$7,548,814,327	$6,353,729,569	$–	$13,902,543,896

Liabilities
Derivative liabilities	$96,226	$2,870,555	$–	$2,966,781
Amount due to brokers for securities purchased	193,332,110	–	–	193,332,110
Total liabilities measured at fair value	$193,428,336	$2,870,555	$–	$196,298,891

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
Index funds	$806,641,582	$–	$–	$806,641,582
Growth funds	2,199,417,974	36,487,759	–	2,235,905,733
Fixed income funds	653,102,787	390,568,664	–	1,043,671,451
Value funds	99,872,623	–	–	99,872,623
Other funds	25,000,000	–	–	25,000,000
Total mutual funds	3,784,034,966	427,056,423	–	4,211,091,389

Common collective trusts:
Benefit responsive	–	109,898,140	–	109,898,140
Growth funds	–	291,331,604	–	291,331,604
Fixed income funds	–	747,873,726	–	747,873,726
Other funds	–	25,000,000	–	25,000,000
Total common collective trusts	–	1,174,103,470	–	1,174,103,470

HP common stock	926,242,647	–	–	926,242,647

Money market funds	–	409,204,895	–	409,204,895

Short-term investments	–	95,202,013	–	95,202,013

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common and preferred stocks:
Automobiles and components	$52,692,030	$–	$–	$52,692,030
Banks, insurance, and other financial institutions	1,118,421,099	–	–	1,118,421,099
Consumer and capital goods	1,268,013,574	–	–	1,268,013,574
Health care and pharmaceuticals	505,015,477	–	–	505,015,477
Telecommunications and media	221,717,033	–	–	221,717,033
Technology, hardware, and software	831,193,141	–	–	831,193,141
Energy, transportation, and other utilities	648,391,939	–	–	648,391,939
Hospitality and real estate	366,020,304	–	–	366,020,304
Other	2,480,935	–	–	2,480,935
Total common and preferred stocks	5,013,945,532	–	–	5,013,945,532

Corporate debt:
Banks, insurance, and other financial institutions	–	98,166,806	–	98,166,806
Consumer and capital goods	–	22,859,762	–	22,859,762
Health care, pharmaceuticals, and biotechnology	–	13,128,645	–	13,128,645
Technology, hardware, and equipment	–	10,454,278	–	10,454,278
Telecommunications and media	–	32,727,305	–	32,727,305
Energy, transportation, and other utilities	–	18,307,452	–	18,307,452
Real estate	–	2,668,102	–	2,668,102
Other	–	4,157,969	–	4,157,969
Total corporate debt	–	202,470,319	–	202,470,319

Foreign obligations	–	1,591,455	–	1,591,455

U.S. government securities:
Federal	–	331,108,147	–	331,108,147
State	–	15,168,992	–	15,168,992
Municipal	–	3,362,833	–	3,362,833
Total U.S. government securities	–	349,639,972	–	349,639,972

Guaranteed investment contracts	–	11,267,609	–	11,267,609
Total investments	9,724,223,145	2,670,536,156	–	12,394,759,301

Derivative assets	28,949	4,394,519	–	4,423,468
Amount due from brokers for securities sold	29,530,187,605	–	–	29,530,187,605
Total assets measured at fair value	$39,254,439,699	$2,674,930,675	$–	$41,929,370,374

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative liabilities	$33,869	$4,310,164	$–	$4,344,033
Amount due to brokers for securities purchased	27,596,895,765	–	–	27,596,895,765
Total liabilities measured at fair value	$27,596,929,634	$4,310,164	$–	$27,601,239,798

Certain amounts have been reclassified in the December 31, 2010 disclosures to be consistent with the December 31, 2011 disclosures.

5. Guaranteed Investment Contracts

Prior to December 31, 2010, the Plan offered a Stable Value Fund, which invested in GICs, to provide participants with a stable, fixed-rate return and protection of principal from market changes. As of December 31, 2011 and 2010, the Plan held one traditional GIC. All other investments that comprised the Stable Value Fund prior to December 31, 2010, were liquidated in preparation for the new investment option lineup described above. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are based on a formula agreed upon with the issuer. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to the plan document, changes to the Plan’s prohibition of competing investment options, complete or partial termination of the Plan, the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, the redemption of all or a portion of the Plan’s interest in the investment at the direction of the Company, or delivery of any communication to participants designed to influence participants not to invest in the Stable Value Fund prior to December 31, 2010. The Company does not believe that the occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

GICs generally do not permit issuers to terminate the contract prior to the scheduled maturity date.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

5.   Guaranteed Investment Contracts (continued)

Average yields earned on the Stable Value Fund for the year ended December 31, 2010, were as follows:

Based on actual earnings	1.27%
Based on interest rate credited to participants	1.32%

6.   Derivatives

As the Plan holds investments denominated in foreign currencies, forward foreign currency contracts are generally utilized to hedge a portion of the currency exposure that results in those investments denominated in foreign currencies. The forward foreign currency contracts are not designated as hedging instruments.

Forward foreign currency contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, and the difference between contract value and market value is recorded as unrealized appreciation (depreciation) in fair value of investments. When the forward foreign currency contract is closed, the Plan transfers the unrealized appreciation (depreciation) to a realized gain (loss) equal to the change in the value of the forward foreign currency contract when it was opened and the value when it was closed or offset.

Certain risks may arise upon entering into a forward foreign currency contract from the potential inability of the counterparties to meet the terms of their contracts. Additionally, when utilizing forward foreign currency contracts to hedge, the Plan gives up the opportunity to profit from favorable exchange rate movements during the term of the contract. As of December 31, 2011 and 2010, the value of currencies under forward foreign currency contracts represented less than 1% of net assets available for benefits.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

6.   Derivatives (continued)

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	December 31
	2011	2010

Forward foreign currency exchange	$10,100,919	$1,178,178
Financial futures	153,037,262	135,000,000
Interest rate swaps	11,200,000	3,121,615
Financial options	156,500,000	(28,800,000)
Credit default swaps	10,466,000	134,155
Total	$341,304,181	$110,633,948

Total gross notional amounts for forward foreign currency exchange contracts by currency were as follows:

	December 31
	2011	2010

South Korean won	$138,993	$203,163
Philippine peso	(101,510)	100,479
Chinese yuan	(438,459)	422,615
Mexican peso	(91,788)	197,982
Singapore dollar	(2,971,130)	364,817
British pound	(159,603)	(3,712)
Japanese yen	10,303,518	(1,834)
Australian dollar	(4,493,975)	(57)
Canadian dollar	(22,619,265)	(103,658)
Euro	28,734,659	(1,617)
Brazilian real	444,198	–
Indian rupee	(149,973)	–
Swiss franc	(921,232)	–
Danish crone	(3,698)	–
Hong Kong dollar	169,337	–
Norwegian krone	1,246,315	–
New Zealand dollar	856,213	–
Israeli shekels	189,236	–
Swedish krona	32,363	–
South African rand	(63,280)	–
Total	$10,100,919	$1,178,178

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

6.   Derivatives (continued)

The fair values of the derivatives instruments included in the net assets available for benefits were as follows:

	December 31, 2011		December 31, 2010
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability
Forward foreign currency exchange	$2,735,043	$2,870,555	$4,349,106	$4,309,996
Financial futures	615,876	–	22,125	–
Interest rate swaps	273,024	–	45,413	–
Financial options	–	96,226	6,824	33,869
Credit default swap	214,820	–	–	168
Total	$3,838,763	$2,966,781	$4,423,468	$4,344,033

All income from derivatives was recorded as net realized and unrealized appreciation (depreciation) in fair value of investments. The effects of derivatives on the net realized and unrealized appreciation (depreciation) in fair value of investments for the year ended December 31, 2011, were as follows:

Forward foreign currency exchange	$2,103
Financial futures	668,006
Financial options	185,595
Interest rate and credit default swaps	564,381
Total	$1,420,085

7.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 24, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan has also applied for, but not received an updated determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The plan administrator has indicated that it will take any steps necessary to maintain the tax qualified status of the Plan.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

7.   Income Tax Status (continued)

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.   Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company (Fidelity), the Trustee, and the Company, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock and corporate debt and investment of Plan monies in money market and mutual funds managed by Fidelity primarily through the Tier 5 self-directed brokerage accounts. During 2011, the Plan made purchases of $57,609,398 and sales of $64,772,160 of the Company’s common stock. Additionally, as of December 31, 2011 and 2010, the Plan held $561,318,720 and $926,242,647, respectively, of the Company’s common stock and $8,484,691 and $3,736,996, respectively, of the Company’s corporate debt. As of December 31, 2011 and 2010, the Plan held $328,261,163 and $694,411,570, respectively, of investments managed by Fidelity or its affiliates.

9.   Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

10.  Subsequent Events

Effective May 23, 2012, in order to receive a Company matching contribution with respect to a fiscal quarter, as defined, a participant must be employed as of the last day of such fiscal quarter or have terminated employment during such fiscal quarter as a result of such employee’s death, termination under a Company-approved severance program or the 2012 U.S. Enhanced Early Retirement Program, or in connection with a sale or other disposition by the Company of the business unit in which such participant had been employed. Additionally, a participant shall be 100% vested in his or her matching contribution account if he or she terminates employment from the affiliated group, as defined, in connection with a sale or other disposition by the Company of the business unit in which the participant had been employed or under the 2012 U.S. Enhanced Early Retirement Program.

Effective June 1, 2012, employees of Autonomy who make elective deferrals on and/or after November 16, 2011, will receive a matching contribution with respect to such elective deferrals of 50% of the first 6% of eligible pay, not to exceed $1,000 for any calendar year; provided, however, that for 2012, the minimum matching contribution for any employee will be limited to the greater of (i) the amount of matching contribution received by such employee as of May 31, 2012, or (ii) $1,000.

11.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$13,988,955,586	$14,684,876,969
Less: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	–	(1,786,962)
Net assets available for benefits per the Form 5500	$13,988,955,586	$14,683,090,007

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

11.  Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net investment loss per the financial statements for the year ended December 31, 2011, to the Form 5500:

Net investment loss per the financial statements (excluding interest income
from notes receivable from participants)	$(558,152,943)
Add: Prior year adjustment from fair value to contract value for fully
benefit-responsive investment contracts	1,786,962
Net investment loss per the Form 5500	$(556,365,981)

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2011

	(c)
	Description of Investment,
(b)	Including Maturity Date,		(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a) Lessor, or Similar Party	Par, or Maturity Value		Value

Money market funds
* FIDELITY INSTITUTIONAL CASH PORT	2,832,925	shares	$2,832,925

Short-term investments
VANGUARD PRIME MONEY MARKET	400,849,464	shares	400,849,464
WACHOVIA BK NA BN 6 11/15	725,000	shares	800,761
INTEREST-BEARING CASH	1,956,469,377	shares	138,469,163
			540,119,388

Registered investment companies
CRM MID CAP VALUE FD INST	3,404,450	shares	90,115,794
DODGE & COX INTL STOCK FD	14,734,305	shares	430,831,093
* FIDELITY LOW PRICED STOCK	7,047,188	shares	251,796,043
HIGHBRIDGE DYNA COMM STR	4,297,098	shares	73,652,259
HIGH YIELD PORTFOLIO INST	1,339,153	shares	9,615,116
MFS INTL NEW DISCOVERY FD	7,211,754	shares	143,874,491
PIMCO ASSET BACK SECS POR	2,206,040	shares	22,611,909
PIMCO EMMERG MKTS FD INST	1,437,258	shares	14,185,732
PIMCO HIGH YIELD FUND	34,148,027	shares	306,649,283
PIMCO INTL PORT FUND (UNLISTED)	5,611,966	shares	28,901,627
PIMCO INV GRD PORT (UNLISTED)	5,933,764	shares	60,702,404
PIMCO MTG PORT INSTL CL (UNLISTED)	10,342,732	shares	113,046,061
PIMCO MUNI SECTR PORT INST	698,070	shares	5,877,753
PIMCO REAL RETRN BD FD INST	4,320,673	shares	41,089,598
PIMCO REAL RETURN BD FD INST	32,086,612	shares	378,301,155
PIMCO SHORT TERM PORT INST	1,283,508	shares	11,217,861
PIMCO US GOVT SECTOR PORT	6,985,099	shares	60,979,915
SPDR S&P 500 ETF TRUST	32,170	shares	4,037,335
VANGUARD PRIMECAP ADMIRAL	11,472,897	shares	734,724,342
			2,782,209,771

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock
3M CO	100,700	shares	$8,230,211
AAR CORP	99,600	shares	1,909,332
ABB LTD (REG) (SWIT)	243,452	shares	4,583,114
ABERTIS INFRAESTRUCTURAS	9,999	shares	159,713
ABOITIZ POWER CORP	449,100	shares	306,298
ACADIA RLTY TR REIT	28,909	shares	582,227
ACCENTURE PLC CL A	83,994	shares	4,471,001
ACCIONA SA	9,105	shares	786,447
ACE LTD	76,251	shares	5,346,720
ACHILLION PHARMACEUTICALS	32,510	shares	247,726
ACME PACKET INC	93,000	shares	2,874,630
ACS ACTIVIDADES CONST Y S	12,888	shares	382,023
ACTELION LTD (REGD)	17,591	shares	604,067
ACTIVISION BLIZZARD INC	60,550	shares	745,976
ACTUANT CORP CL A	20,638	shares	468,276
ADARO ENERGY PT	900,000	shares	175,682
ADIDAS AG	110,056	shares	7,159,863
ADOBE SYSTEMS INC	80,000	shares	2,261,600
ADTRAN INC	159,660	shares	4,815,346
ADVANCE RESID INV CRP NEW	136	shares	262,405
ADVANCED INFO SVCS (LOC)	654,500	shares	2,910,040
ADVANTEST CORP	15,600	shares	148,571
ADVISORY BOARD CO	80,000	shares	5,936,800
AEGON NV	402,696	shares	1,616,395
AEGON NV (NY REGD)	673,085	shares	2,705,802
AEON CO LTD	169,800	shares	2,331,951
AERCAP HOLDINGS NV	420,000	shares	4,741,800
AETNA INC	63,725	shares	2,688,558
AFC ENTERPRISES INC	22,330	shares	328,251
AFFILIATED MANAGERS GRP	14,749	shares	1,415,167
AFLAC INC	56,940	shares	2,463,224
AFRICAN RAINBOW MINERALS	47,461	shares	1,005,355
AGEAS (BELG)	343,827	shares	534,060
AGILENT TECHNOLOGIES INC	218,254	shares	7,623,612
AGL ENERGY LTD	65,465	shares	959,362
AHOLD NV (KONINKLIJKE)	139,892	shares	1,884,098
AIR GAS INC	25,137	shares	1,962,697
AIR PRODUCTS & CHEMICALS	51,287	shares	4,369,140
AISIN SEIKI CO LTD	62,400	shares	1,778,803

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
AIXTRON SE	229,655	shares	$2,928,065
AJINOMOTO CO INC	114,000	shares	1,368,622
AKER SOLUTIONS ASA	18,465	shares	194,378
ALCATEL-LUCENT	235,611	shares	368,105
ALERE INC	116,000	shares	2,678,440
ALEXANDRIA REAL ES EQ REIT	27,900	shares	1,924,263
ALEXION PHARMACEUTICALS	68,867	shares	4,923,991
ALFA LAVAL AB	282,124	shares	5,346,535
ALFA SAB DE CV CL A	24,700	shares	269,042
ALIMENTATION COUCH C CL B	43,831	shares	1,364,339
ALKERMES PLC	77,398	shares	1,343,629
ALLEGIANT TRAVEL CO	91,351	shares	4,872,662
ALLERGAN INC	108,495	shares	9,519,351
ALLIANCE DATA SYS CORP	112,500	shares	11,682,000
ALLIED WRLD ASSURNCE HLDG	16,060	shares	1,010,656
ALLSCRIPTS HLTHCARE SOLS	55,102	shares	1,043,632
ALLSTATE CORPORATION	162,000	shares	4,440,420
ALSTRIA OFFICE REIT-AG	30,329	shares	361,015
ALTERA CORP	90,819	shares	3,369,385
ALTERRA CAPITAL HLDGS LTD	157,000	shares	3,709,910
ALTRIA GROUP INC	36,563	shares	1,084,093
AMADA CO LTD	8,000	shares	50,724
AMADEUS IT HLDGS SA CL A	32,138	shares	521,449
AMAZON.COM INC	135,822	shares	23,510,788
AMC NETWORKS INC CL A	53,750	shares	2,019,925
AMDOCS LTD	215,000	shares	6,133,950
AMERICAN ELECTRIC POWER C	172,645	shares	7,131,965
AMERICAN EXPRESS CO	491,053	shares	23,162,970
AMERICAN TOWER CL A (OLD)	182,745	shares	10,966,527
AMERIPRISE FINANCIAL INC	155,142	shares	7,701,249
AMETEK INC NEW	17,612	shares	741,465
AMGEN INC	394,830	shares	25,352,034
AMOREPACIFIC NEW	208	shares	188,302
AMPHENOL CORPORATION CL A	16,369	shares	742,989
AMYLIN PHARMACEUTICALS	89,703	shares	1,020,820
ANADARKO PETROLEUM CORP	210,781	shares	16,088,914
ANHEUSER BUSCH IV SA NV S	68,230	shares	4,161,348
ANIXTER INTL INC	52,366	shares	3,123,108
ANSYS INC	44,047	shares	2,523,012

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
ANTOFAGASTA PLC	53,734	shares	$1,014,002
AOL INC	75,000	shares	1,132,500
AON CORP	113,868	shares	5,329,022
APACHE CORP	24,501	shares	2,219,301
APARTMENT INV & MGMT CO A	80,409	shares	1,842,170
APPLE INC	151,887	shares	61,514,235
APPLIED INDU TECH INC	69,200	shares	2,433,764
APTARGROUP INC	38,948	shares	2,031,917
ARDEA BIOSCIENCES INC	19,640	shares	330,148
ARKEMA	21,457	shares	1,519,235
ARM HOLDINGS PLC	1,391,499	shares	12,794,343
ARM HOLDINGS PLC SPON ADR	117,454	shares	3,249,952
ARYZTA AG	20,276	shares	980,174
ASAHI GLASS CO LTD	95,000	shares	797,375
ASAHI GROUP HOLDINGS LTD	11,700	shares	256,909
ASAHI KASEI CORP	75,000	shares	452,154
ASCENA RETAIL GROUP INC	118,190	shares	3,512,607
ASCENDAS REAL ESTATE INVE	194,000	shares	273,692
ASHFORD HOSPITALITY TR	30,910	shares	247,280
ASM PACIFIC TECH LTD	26,100	shares	292,871
ASML HLDG NV (NY REG SHS)	87,367	shares	3,651,067
ASML HOLDING NV (NETH)	59,049	shares	2,482,163
ASSISTED LIVING CON CL A	16,148	shares	240,444
ASTRA AGRO LESTARI TBK (D)	281,000	shares	672,479
ASTRA INTL TBK PT (DEMAT)	243,500	shares	1,987,207
ASTRAZENECA PLC (UK)	163,614	shares	7,559,983
ASTRAZENECA PLC SPONS ADR	4,515	shares	208,999
AT&T INC	675,513	shares	20,427,513
ATHABASCA OIL SANDS CORP	29,068	shares	356,500
ATHENAHEALTH INC	5,830	shares	286,370
ATLAS AIR WORLD	43,200	shares	1,660,176
ATLAS COPCO AB SER A	742,039	shares	15,960,379
ATRIUM EUROPEAN REAL ESTA	24,073	shares	108,499
ATRIUM LJUNGBERG AB B	14,934	shares	158,979
ATWOOD OCEANICS INC	23,350	shares	929,097
AUTOGRILL SPA	3,868	shares	37,751
AUTOMATIC DATA PROCESSING	88,813	shares	4,796,790
AVAGO TECHNOLOGIES LTD	158,108	shares	4,562,997
AVALONBAY COMMUNITIES REI	84,845	shares	11,080,757

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
AVIVA PLC	324,484	shares	$1,515,949
AVON PRODUCTS INC	188,000	shares	3,284,360
AXA SA	343,441	shares	4,465,505
AXEL SPRINGER AG	57,155	shares	2,456,553
B2W COMPANHIA GLOBAL DO V	60,700	shares	293,205
BAE SYSTEMS PLC	635,174	shares	2,812,570
BAIDU INC SPON ADR	268,887	shares	31,317,269
BAKER HUGHES INC	328,176	shares	15,962,481
BALL CORP	41,900	shares	1,496,249
BALLY TECHNOLOGIES INC	120,500	shares	4,766,980
BALOISE HOLDINGS AG	18,752	shares	1,285,874
BANCA MONTE DEI PASCH SIE	768,672	shares	250,633
BANCO COMERCIAL PORTUGUE	2,059,446	shares	362,542
BANCO ESPIRITO SANTO	219,132	shares	382,920
BANCO SANTANDER SA (SPAIN)	1,229,330	shares	9,340,607
BANGKOK BNK PUBLIC CO LTD	49,900	shares	258,975
BANK OF AMERICA CORPORATION	2,295,140	shares	12,760,978
BANK OF CYPRUS PCL (CYPR)	207,729	shares	164,020
BANK OF NEW YORK MELLON	400,000	shares	7,964,000
BANK RAKYAT INDONESIA TBK	183,000	shares	136,228
BANKIA SA	93,957	shares	437,217
BARRICK GOLD CORP (USD)	30,240	shares	1,368,360
BB&T CORP	304,430	shares	7,662,503
BE AEROSPACE INC	22,164	shares	857,968
BEACON ROOFING SUPPLY INC	121,700	shares	2,461,991
BEAM INC	43,300	shares	2,218,259
BEBIDAS DAS AM (CIA) PFD S	183,820	shares	6,634,064
BEC WORLD PLC (LOC)	342,100	shares	487,168
BED BATH & BEYOND INC	95,744	shares	5,550,280
BEFIMMO SCA SICAFI	905	shares	58,900
BEKAERT SA	16,579	shares	531,883
BELLE INTERNATION AL HLDGS	1,374,000	shares	2,395,380
BENI STABILI SPA SIIQ	723,347	shares	323,773
BERKLEY (WR) CORP	125,000	shares	4,298,750
BERRY PETROLEUM CO CL A	20,600	shares	865,612
BG GROUP PLC	198,061	shares	4,234,368
BGP HOLDINGS PLC (UNLIST)	1,317,017	shares	17
BHP BILLITON PLC	382,137	shares	11,143,264
BHP BILLITON SPON ADR	70,163	shares	4,955,613

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
BIG YELLOW GROUP PLC	104,598	shares	$398,506
BIM BIRLESIK MAGAZALAR AS	40,569	shares	1,129,906
BIO RAD LABS CL A	35,000	shares	3,361,400
BIOGEN IDEC INC	4,350	shares	478,718
BIOMED REALTY TRUST INC	5,615	shares	101,519
BLACKROCK INC	7,131	shares	1,271,029
BLOCK H & R INC	216,000	shares	3,527,280
BM&F BOVESPA SA	1,322,000	shares	6,953,413
BMC SOFTWARE INC	89,600	shares	2,937,088
BMW AG (BAYER MTR WKS)	45,513	shares	3,049,287
BNP PARIBAS (FRAN)	61,953	shares	2,433,826
BOARDWALK REIT UNIT	12,840	shares	635,948
BOEING CO	278,873	shares	20,455,335
BOLIDEN AB (SWED)	25,563	shares	373,364
BORGWARNER INC	80,551	shares	5,134,321
BOSTON PPTY CV	275,000	shares	275,000
BOSTON PROPERTIES INC	113,633	shares	11,317,847
BOSTON SCIENTIFIC CORP	725,000	shares	3,871,500
BOUYGUES ORD	9,302	shares	293,126
BR MALLS PARTICIPACOES SA	43,000	shares	418,184
BR PROPERTIES SA	23,800	shares	236,314
BRAMBLES LTD	830,333	shares	6,079,843
BRANDYWINE REALTY TRUST	198,800	shares	1,888,600
BRASIL FOODS SA SPON ADR	69,406	shares	1,356,887
BRASIL TELECOM SA SPON	17,817	shares	316,964
BRE PROPERTIES INC	42,320	shares	2,136,314
BRIDGESTONE CORP	98,100	shares	2,224,186
BRISTOL-MYERS SQUIBB CO	260,036	shares	9,163,669
BRISTOW GROUP INC	50,289	shares	2,383,196
BRITISH AMER TOBACCO PLC	175,777	shares	8,341,761
BRITISH AMERICAN TOB PLC	11,105	shares	1,053,642
BRITISH LAND CO PLC	319,980	shares	2,298,518
BRITISH SKY BROADCAST GRP	21,979	shares	250,051
BROADCOM CORP CL A	71,732	shares	2,106,052
BROOKDALE SENIOR LIVING	220,000	shares	3,825,800
BROOKFIELD OFFICE PPTYS	3,800	shares	90,746
BROOKFIELD PROP (USD)	232,966	shares	3,643,588
BROTHER INDUSTRIES	74,500	shares	914,734
BROWN & BROWN INC	116,500	shares	2,636,395

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
BRUKER CORP	275,000	shares	$3,415,500
BT GROUP PLC SPON ADR	84,208	shares	2,495,925
BUENAVENTURA SPON ADR	34,403	shares	1,319,011
BUFFALO WILD WINGS INC	10,554	shares	712,501
BURBERRY GROUP PLC	332,982	shares	6,128,476
C&J ENERGY SERVICES INC	68,900	shares	1,442,077
CABLE & WIRELESS WORLDWIDE	772,627	shares	195,001
CABLEVISION SYS NY GRP A	121,000	shares	1,720,620
CABOT CORP	152,600	shares	4,904,564
CABOT MICROELECTRONICS	46,500	shares	2,197,125
CABOT OIL & GAS CORP	15,061	shares	1,143,130
CADENCE DESIGN SYS INC	200,000	shares	2,080,000
CAIXABANK SA	106,985	shares	525,537
CALLEBAUT (BARRY) AG	70	shares	68,983
CALLOWAY REAL EST INVT TR	38,964	shares	1,024,221
CALTEX AUSTRALIA LTD	12,643	shares	152,179
CAMDEN PROPERTY TR - REIT	14,069	shares	875,655
CANADIAN NATL RAILWAY CO	4,059	shares	319,451
CANADIAN PAC RAILWAY	77,500	shares	5,244,425
CANADIAN REAL INVEST TR R	7,400	shares	257,227
CANADIAN TIRE LTD A	3,057	shares	197,816
CANADIAN UTIL NON VT CL A	5,156	shares	311,567
CANON INC	133,600	shares	5,919,262
CAPITACOMMERCIAL TR REIT	1,193,000	shares	970,293
CAPITAL & REGIONAL PLC	299,548	shares	147,715
CAPITAL AND COUNTIES PROP	49,243	shares	141,185
CAPITAL ONE FIN CORP	325,000	shares	13,744,250
CAPITAL SHOPPING CENTR GR	88,143	shares	427,537
CAPITAL SR LIVING CORP	5,650	shares	44,861
CAPITALAND LTD	1,553,300	shares	2,646,412
CAPITAMALL TRUST REIT	776,700	shares	1,017,916
CAPITAMALLS ASIA LTD	93,000	shares	81,016
CARBO CERAMICS INC	4,283	shares	528,222
CARDINAL HEALTH INC	26,370	shares	1,070,886
CARLISLE COS INC	55,000	shares	2,436,500
CARMAX INC	60,000	shares	1,828,800
CARNIVAL CORP PAIRED CTF	120,930	shares	3,947,155
CASTELLUM AB	34,675	shares	429,853
CATALYST HEALTH SOLUTIONS	163,757	shares	8,515,364

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
CELANESE CORP SER A	83,275	shares	$3,686,584
CELESIO AG	4,771	shares	75,589
CELGENE CORP	169,168	shares	11,435,757
CELLTRION INC	81,841	shares	2,556,541
CEMEX SAB DE CV SPON ADR	250,000	shares	1,347,500
CEMIG NON-VTG PREF SPON A	192,086	shares	3,417,210
CENTENE CORP	60,941	shares	2,412,654
CFS RETAIL PROPERTY TRUST	418,637	shares	721,381
CGG VERITAS SPON ADR	7,279	shares	169,018
CGI GROUPE CL A SUB VTG	27,151	shares	511,881
CHAROEN POKPHAND FDS PCL	66,100	shares	69,028
CHAROEN POKPHAND INDO	1,812,000	shares	429,644
CHEESECAKE FACTORY INC	186,820	shares	5,483,167
CHESAPEAKE ENERGY CORP	114,435	shares	2,550,756
CHEUNG KONG HLDGS LTD	59,300	shares	705,498
CHEVRON CORP	376,105	shares	40,017,572
CHICAGO BRIDGE & IRON	149,088	shares	5,635,526
CHILDRENS PL RETAIL STORE	46,000	shares	2,443,520
CHINA MERCHANTS BANK CO	2,029,000	shares	4,101,576
CHINA MOBILE LIMITED	1,191,500	shares	11,644,072
CHINA MOBILE LIMITED	18,726	shares	908,024
CHINA OVERSEAS LAND & INV	2,049,200	shares	3,424,744
CHINA PETE & CHEM SPONS A	894	shares	93,915
CHINA PETROL & CHEM H	120,000	shares	126,233
CHINA RESOURCES LAND LTD	1,545,000	shares	2,482,631
CHINA TELECOM CORP LTD H	628,000	shares	357,397
CHINA TELECOM SPON ADR H	8,044	shares	459,554
CHINA UNICOM (HK) SPON AD	19,347	shares	408,802
CHINA UNICOM (HONG KONG)	2,124,000	shares	4,468,643
CHIPOTLE MEXICAN GRILL	21,825	shares	7,371,176
CHORUS LTD	77,119	shares	187,328
CHORUS LTD ADR	8,379	shares	100,297
CHRISTIAN DIOR SA	186	shares	22,056
CINEMARK HOLDINGS INC	66,300	shares	1,225,887
CISCO SYSTEMS INC	734,150	shares	13,273,432
CITIGROUP INC	246,719	shares	6,491,177
CITIZEN HOLDINGS CO LTD	80,000	shares	464,627
CITRIX SYSTEMS INC	16,578	shares	1,006,616
CITY DEVELOPEMENT LTD	65,000	shares	445,978

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
CITY NATIONAL CORP	57,400	shares	$2,535,932
CITYCON OYJ	37,935	shares	113,428
CJ CHEILJEDANG CORP	1,413	shares	352,019
CLARCOR INC	77,921	shares	3,895,271
CLEAN HARBORS INC	100,000	shares	6,373,000
CME GROUP INC CL A	2,330	shares	567,751
CNOOC LTD	1,653,000	shares	2,890,292
CNOOC LTD SPON ADR	474	shares	82,798
CNP ASSURANCES	44,753	shares	554,837
COACH INC	89,239	shares	5,447,149
COBALT INTL ENERGY INC	173,050	shares	2,685,736
COCA COLA AMATIL LTD	53,320	shares	627,614
COCA COLA WEST COMPANY	8,200	shares	142,233
COCHLEAR LTD	3,258	shares	206,571
COFINIMMO SA	314	shares	36,913
COGNEX CORP	57,300	shares	2,050,767
COGNIZANT TECH SOLUT CL A	61,882	shares	3,979,631
COHERENT INC	57,100	shares	2,984,617
COLOPLAST AS CL B	1,971	shares	283,498
COLUMBIA BANKING SYS INC	123,000	shares	2,370,210
COMCAST CORP CL A	1,145,706	shares	27,164,689
COMINAR REAL ESTAT INV TR	18,900	shares	408,844
COMMONWEALTH PROP OFFC UN	148,775	shares	145,298
COMMONWEALTH REIT	13,028	shares	216,786
COMP CERVECERIAS UNID SPO	121	shares	7,635
COMPAGNIE GENE DE GEO-VER	30,163	shares	707,849
COMPASS GROUP PLC	149,079	shares	1,414,722
COMPASS MINERALS INTL INC	33,200	shares	2,285,820
COMPLETE PRODUCTION SERVC	116,519	shares	3,910,378
COMPUTER SCIENCES CORP	112,300	shares	2,661,510
COMPUWARE CORP	165,800	shares	1,379,456
CONCHO RESOURCES INC	59,651	shares	5,592,281
CONOCOPHILLIPS	108,687	shares	7,920,022
CONSOL ENERGY INC	33,852	shares	1,242,368
CONTINENTAL AG	9,427	shares	586,870
CONWERT IMMOBIL INVEST AG	2,824	shares	31,268
COOPER COMPANIES INC	16,807	shares	1,185,230
COOPER INDU PLC CL A	26,723	shares	1,447,050
COPEL (CIA PARANA) PN B SP	4,190	shares	87,906

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
CORE LABORATORIES NV	45,455	shares	$5,179,597
CORESITE REALTY CORP	6,110	shares	108,880
CORIO NV	24,381	shares	1,060,532
CORNING INC	181,200	shares	2,351,976
CORPORATE EXECUTIVE BRD C	182,000	shares	6,934,200
COSTAR GROUP INC	134,500	shares	8,975,185
COSTCO WHOLESALE CORP	123,337	shares	10,276,439
COUSINS PROPERTIES INC	73,582	shares	471,661
COVANCE INC	13,642	shares	623,712
COVIDIEN PLC	309,771	shares	13,942,793
CPFL ENERGIA SA ADR	15,842	shares	446,903
CREDIT AGRICOLE SA	221,720	shares	1,251,295
CREDIT SUISSE GRP SPON AD	50,000	shares	1,174,000
CREXUS INVT CO	5,920	shares	61,450
CROCS INC	28,155	shares	415,849
CROWN HOLDINGS INC	20,237	shares	679,558
CROWN LTD	21,593	shares	178,644
CTRIP.COM INTL LTD ADR	86,900	shares	2,033,460
CVB FINANCIAL CORP	263,600	shares	2,643,908
CVS CAREMARK CORP	122,205	shares	4,983,520
CVS CAREMARK CORP	201,608	shares	8,221,574
DAIHATSU MOTOR CO	44,000	shares	785,500
DAINIPPON SUMITOMO PHAR C	18,000	shares	205,106
DANAHER CORP	40,250	shares	1,893,360
DAVITA INC	264,000	shares	20,013,840
DCT INDU TR INC REIT	112,540	shares	576,205
DDR CORP	91,197	shares	1,109,867
DECKERS OUTDOOR CORP	26,200	shares	1,979,934
DEERE & CO	35,040	shares	2,710,344
DELHAIZE GROUP	8,034	shares	451,378
DELL INC	229,500	shares	3,357,585
DELTA LLOYD NV	36,854	shares	620,150
DENBURY RESOURCES INC	245,000	shares	3,699,500
DENSO CORP	65,000	shares	1,795,491
DERWENT LONDON PLC	58,874	shares	1,426,466
DEUTSCHE EUROSHOP AG	3,188	shares	102,338
DEVELOPMENT SECURITIES PL	30,695	shares	71,511
DEXUS PROPERTY GRP STAPLE	2,071,023	shares	1,757,883
DIA SA (DISTRIBUIDORA INTL)	290,211	shares	1,312,894

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
DIAGEO PLC SPON ADR	1,636	shares	$143,019
DICKS SPORTING GOODS INC	29,155	shares	1,075,236
DIGITAL REALTY TRUST INC	1,450	shares	96,672
DIODES INC	110,600	shares	2,355,780
DISH NETWORK CORP A	97,500	shares	2,776,800
DISNEY (WALT) CO	458,142	shares	17,180,325
DOLE FOOD CO INC	223,500	shares	1,933,275
DOLLAR GENERAL CORP	51,300	shares	2,110,482
DOMINION RESOURCES INC VA	38,550	shares	2,046,234
DOMTAR CORP	11,700	shares	935,532
DOUGLAS EMMETT INC REIT	6,330	shares	115,459
DOVER CORP	16,530	shares	959,567
DOW CHEMICAL CO	262,815	shares	7,558,559
DRIL-QUIP INC	80,000	shares	5,265,600
DSW INC CL A	19,232	shares	850,247
DUKE REALTY CORP REIT	148,800	shares	1,793,040
DUNKIN BRANDS GROUP INC	204,164	shares	5,100,017
DUPONT (EI) DE NEMOURS &	85,460	shares	3,912,359
DUPONT FABROS TECH INC	97,200	shares	2,354,184
E.ON AG	192,851	shares	4,161,271
EBAY INC	450,105	shares	13,651,685
EDENRED	42,111	shares	1,036,751
EDP RENOVAVEIS SA	30,049	shares	183,898
EIFFAGE SA	4,897	shares	118,565
EL PASO CORP	152,610	shares	4,054,848
ELAN CORP PLC ADR	109,160	shares	1,499,858
ELETROBRAS (ON) SPON ADR	74,321	shares	721,657
ELPIDA MEMORY INC	72,400	shares	336,766
ELSTER GROUP SE ADR	68,500	shares	890,500
E-MART CO LTD	2,709	shares	650,412
EMC CORP	682,316	shares	14,697,087
EMCOR GROUP INC	94,500	shares	2,533,545
EMPIRE CO NON-VTG CL A	3,900	shares	226,364
ENI SPA SPON ADR	867	shares	35,781
ENSCO PLC SPON ADR	60,590	shares	2,842,883
ENTERGY CORP	97,000	shares	7,085,850
ENTERTAINMENT PPTYS TR RE	76,200	shares	3,330,702
EOG RESOURCES INC	59,752	shares	5,886,170
EQT CORPORATION	33,800	shares	1,851,902

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
EQUINIX INC	18,036	shares	$1,828,850
EQUITY LIFESTYLE PPTYS	16,620	shares	1,108,388
EQUITY RESIDENTIAL REIT	146,880	shares	8,376,566
ERAMET SA	2,160	shares	264,213
EREGLI DEMIR VE CELIK FAB	135,544	shares	235,854
ERSTE GROUP BANK AG	38,489	shares	676,807
ESSEX PROPERTY TRUST INC	12,400	shares	1,742,324
ESSILOR INTL SA (FRAN)	31,794	shares	2,244,959
ESTEE LAUDER COS INC CL A	82,751	shares	9,294,592
ESTERLINE TECH CORP	13,380	shares	748,879
EURASIAN NATURAL RESOURCE	76,846	shares	758,491
EURAZEO	5,980	shares	212,825
EUROCOMMERCIAL CVA	16,739	shares	531,491
EXELIXIS INC	34,180	shares	161,842
EXELON CORP	197,200	shares	8,552,564
EXOR SPA	28,826	shares	580,207
EXPERIAN PLC	12,547	shares	170,612
EXPRESS INC	98,000	shares	1,954,120
EXPRESS SCRIPTS INC	104,650	shares	4,676,809
EXTENDICARE REAL ESTATE I	18,990	shares	158,499
EXXARO RESOURCES LTD	22,611	shares	470,561
EXXON MOBIL CORP	422,080	shares	35,775,501
F5 NETWORKS INC	9,600	shares	1,018,752
FABEGE AB	9,290	shares	72,771
FACTSET RESEARCH SYS INC	7,255	shares	633,216
FAIRFAX MEDIA LTD	204,887	shares	150,860
FEDERAL REALTY INVESTMENT	25,780	shares	2,339,535
FEDEX CORP	163,199	shares	13,628,748
FERROVIAL SA	18,476	shares	223,010
FIAT SPA	86,718	shares	398,480
FIFTH THIRD BANCORP	543,691	shares	6,915,750
FINMECCANICA SPA	19,937	shares	73,755
FIRST FINANCIAL BANCORP	123,100	shares	2,048,384
FIRSTENERGY CORP	14,100	shares	624,630
FIRSTRAND LIMITED	30,112	shares	77,363
FLEETCOR TECHNOLOGIES INC	223,861	shares	6,686,728
FOMENTO ECONO MEX	12,137	shares	846,070
FOMENTO ECONO MEXI	90,100	shares	626,420
FONCIERE DES REGIONS	5,307	shares	340,721

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
FOREST CITY ENTERPRI CL A	163,910	shares	$1,937,416
FOREST LABORATORIES INC	67,370	shares	2,038,616
FORTESCUE METALS GROUP	1,684,939	shares	7,357,649
FORTINET INC	26,087	shares	568,957
FOSSIL INC	34,477	shares	2,736,095
FRAPORT AG FRANKFURT AIRP	1,658	shares	81,552
FREEPORT MCMORAN COPPER	150,602	shares	5,540,648
FRESENIUS SE & CO KGAA	16,774	shares	1,551,993
FRESNILLO PLC	16,991	shares	402,969
FRONTIER REAL ESTATE INV	74	shares	599,961
FTI CONSULTING INC	55,700	shares	2,362,794
FUJI ELECTRIC CO LTD	84,000	shares	230,286
FUJI HEAVY INDUSTRIES LTD	171,000	shares	1,033,132
FUJIFILM HOLDINGS CORP	52,600	shares	1,245,888
FURUKAWA ELECTRIC CO LTD	21,000	shares	48,295
GARDNER DENVER INC	60,000	shares	4,623,600
GATX CORP	88,900	shares	3,881,374
GAYLORD ENTERTAINMENT CO	81,500	shares	1,967,410
GAZPROM O A O SPON ADR	879,277	shares	9,391,558
GBL (GROUPE BRUXELLES LAM)	21,306	shares	1,420,568
GEBERIT AG (REG)	26,165	shares	5,042,714
GECINA SA	7,230	shares	608,303
GEN PROBE INC	63,000	shares	3,724,560
GENERAL DYNAMICS CORPORAT	67,923	shares	4,510,766
GENERAL ELECTRIC CO	1,913,216	shares	34,265,699
GENERAL GROWTH PPTYS NEW	343,476	shares	5,159,010
GENERAL MILLS INC	108,740	shares	4,394,183
GENERAL MOTORS CO	248,000	shares	5,026,960
GENERALI SPA	134,085	shares	2,018,498
GENESCO INC	52,900	shares	3,266,046
GENESEE & WYOMING CL A	68,100	shares	4,125,498
GENTEX CORP	203,346	shares	6,017,008
GENWORTH FINANCIAL INC A	175,000	shares	1,146,250
GEORESOURCES INC.	123,500	shares	3,619,785
GETINGE AB SER B	32,313	shares	818,990
GKN PLC	44,895	shares	127,603
GLAXOSMITHKLINE PLC	35,311	shares	807,019
GLAXOSMITHKLINE PLC SPONS	445,941	shares	20,348,288
GLOBAL LOGISTIC PROPERTIE	804,600	shares	1,088,597

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
GLOBAL PAYMENTS INC	235,000	shares	$11,134,300
GLOBE TELECOM INC	3,310	shares	85,544
GOLDMAN SACHS GROUP INC	182,242	shares	16,480,144
GOODMAN GROUP (STAPLE)	3,466,957	shares	2,020,926
GOOGLE INC A	35,912	shares	23,195,561
GPT GROUP REIT STAPLED	844,480	shares	2,651,275
GRACO INC	85,000	shares	3,475,650
GRAINGER PLC	171,087	shares	284,324
GRAND CANYON EDUCATION	212,400	shares	3,389,904
GREAT EAGLE HOLDINGS LTD	73,600	shares	144,422
GREAT PORTLAND ESTATES PL	168,434	shares	844,979
GREE INC	164,900	shares	5,681,996
GREEK ORG OF FOOTBL PROGN	86,763	shares	767,050
GREEN DOT CORP CLASS-A	128,900	shares	4,024,258
GREEN MTN COFFEE ROASTERS	80,896	shares	3,628,186
GREIF INC CL A	54,500	shares	2,482,475
GRUPA LOTOS SA	64,615	shares	436,335
GSW IMMOBILIEN GMBH	26,090	shares	756,468
GUANGZHOU R&F PROPERTIES	1,116,600	shares	882,745
GUDANG GARAM PT	200,500	shares	1,372,046
GULFMARK OFFSHORE CLASS A	112,646	shares	4,732,258
H&R REIT / H&R FIN TR	30,673	shares	700,564
HAEMONETICS CORP MASS	124,996	shares	7,652,255
HAMMERSON PLC	416,250	shares	2,327,395
HANESBRANDS INC	197,700	shares	4,321,722
HANG LUNG PROPERTIES LTD	819,998	shares	2,333,319
HANKOOK TIRE CO LTD	38,110	shares	1,483,996
HANNOVER RUECKVERSICHERUN	32,877	shares	1,630,958
HARLEY-DAVIDSON INC	105,431	shares	4,098,103
HARMONY GOLD MNG SPON ADR	8,816	shares	102,618
HARTFORD FINL SVCS GROUP	176,725	shares	2,871,781
HCP INC REIT	117,940	shares	4,886,254
HEALTH CARE REIT INC	55,550	shares	3,029,142
HEALTHCARE REALTY TR INC	75,850	shares	1,410,052

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
HEALTHSOUTH CORP	25,887	shares	$457,423
HEALTHSPRING INC	53,300	shares	2,906,982
HEARTLAND EXPRESS INC	175,066	shares	2,501,693
HEICO CORP	7,512	shares	439,302
HEIDELBERGCEMENT AG	74,643	shares	3,168,101
HEINEKEN HOLDING NV	30,314	shares	1,240,720
HELMERICH & PAYNE INC	14,916	shares	870,498
HENDERSON LAND DEVMT CO	216,218	shares	1,074,603
HENRY (JACK) & ASSOC INC	326,000	shares	10,956,860
HENRY SCHEIN INC	10,536	shares	678,834
HERBALIFE LTD	87,470	shares	4,519,575
HESS CORP	60,919	shares	3,460,199
HEXCEL CORPORATION	106,036	shares	2,567,132
HIGHWOODS PROPERTIES INC	12,600	shares	373,842
HINDUSTAN UNILEVER LTD	12,289	shares	94,436
HINO MOTORS LTD	227,000	shares	1,377,366
HISOFT TECH INTL LTD ADR	22,390	shares	206,660
HITTITE MICROWAVE CORP	67,323	shares	3,324,410
HOLOGIC INC	282,000	shares	4,937,820
HOME DEPOT INC	190,000	shares	7,987,600
HOME RETAIL GROUP PLC	570,736	shares	739,290
HONEYWELL INTL INC	131,825	shares	7,164,689
HONG KONG EXCHS & CLEARIN	291,500	shares	4,657,785
HONG KONG LAND HLDGS LTD	1,073,856	shares	4,875,306
HOST HOTELS & RESORTS INC	422,017	shares	6,233,191
HOUSING DEV FN LTD	379,967	shares	4,673,347
HOYA CORP	121,600	shares	2,619,539
HSBC HLDGS PLC SPON ADR	65,200	shares	2,484,120
HUB GROUP INC CL A	70,496	shares	2,286,185
HUDSON PACIFIC PROPERTIES	16,290	shares	230,666
HUFVUDSTADEN (FASTIG) AB	70,128	shares	713,928
HUMAN GENOME SCIENCES INC	29,530	shares	218,227
HUMANA INC	29,847	shares	2,614,896
HUNT J B TRANSPORT SVCS I	41,862	shares	1,886,720
HYNIX SEMICONDUCTOR INC	64,520	shares	1,218,720
HYSAN DEVELOPMENT CO LTD	373,383	shares	1,225,925
HYUNDAI DEPT STORES CO	5,305	shares	744,129
HYUNDAI HYSCO CO LTD	5,614	shares	169,814
HYUNDAI MOBIS	8,516	shares	2,139,901

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
HYUNDAI MOTOR CO	25,198	shares	$4,618,712
HYUNDAI WIA CORP	2,202	shares	270,027
IAC/INTERACTIVECORP	20,914	shares	890,936
IBERIABANK CORP	51,300	shares	2,529,090
ICADE REIT	12,482	shares	982,166
IDEXX LABS INC	7,273	shares	559,730
IGUATEMI EMP DE SHP CNT S	10,200	shares	189,745
IHS INC CL A	99,024	shares	8,531,908
II-VI INC.	95,750	shares	1,757,970
ILLINOIS TOOL WORKS INC	171,630	shares	8,016,837
ILLUMINA INC	92,879	shares	2,830,952
IMERYS	14,503	shares	668,120
IMMOFINANZ AG	220,849	shares	663,211
IMMUNOGEN INC	22,650	shares	262,287
IMPALA PLATINUM HLDGS LTD	71,536	shares	1,482,986
IMPAX LABORATORIES INC	35,236	shares	710,710
IMPERIAL HLDGS LTD	14,277	shares	218,419
IMPERIAL TOBACCO GROUP PL	13,054	shares	493,692
INCYTE CORP	16,820	shares	252,468
INDITEX SA	142,276	shares	11,653,775
INDITEX SA UNSPN ADR	227,308	shares	3,689,209
INDO TAMBANGRAYA MEGAH PT	105,500	shares	449,691
INDRA SISTEMAS SA	9,831	shares	125,178
INDUSTRIAL ALLIANCE INSUR	1,035	shares	26,719
INDUSTRIVARDEN AB SER C	56,308	shares	671,843
INFINEON TECH AG SPONS AD	12,243	shares	91,945
INFINEON TECHNOLOGIES AG	341,290	shares	2,569,310
INFORMATICA CORP	145,888	shares	5,387,644
INGERSOLL RAND PLC	100,945	shares	3,075,794
INMARSAT PLC	164,543	shares	1,034,251
INSURANCE AUSTRALIA GROUP	73,945	shares	225,347
INTERNATIONAL PAPER CO	217,000	shares	6,423,200
INTESA SANPAOLO SPA	2,167,552	shares	3,630,549
INTL BUS MACH CORP	154,990	shares	28,499,561
INTUIT INC	15,810	shares	831,448
INVACARE CORP	52,060	shares	795,997
INVESCO LTD	73,310	shares	1,472,798
INVESTA OFFC FUND STPL UN	1,226,000	shares	752,261
INVESTOR AB SER B	49,737	shares	928,110

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
IPG PHOTONICS CORP	7,148	shares	$242,103
ISHRS MSCI EAFE ETF	37,281	shares	1,846,528
ISHRS MSCI EMERGING MARKE	11,467	shares	435,058
ISRAEL CHEMICAL LTD	45,926	shares	476,005
ISUZU MOTORS LTD	404,000	shares	1,868,694
ITAU UNIBANCO HLDG SA SPO	398,700	shares	7,399,872
ITC LTD (DEMAT)	86,824	shares	329,674
ITV PLC	1,701,388	shares	1,800,871
JAMES HARDIE INDU SE CDI	375,701	shares	2,620,316
JAPAN PETROLEUM EXPLRN CO	5,300	shares	207,276
JAPAN REAL ESTATE INVESTM	172	shares	1,340,869
JAPAN RETAIL FUND INVEST	372	shares	551,004
JAPAN TOBACCO INC	976	shares	4,590,554
JARDEN CORP	240,000	shares	7,171,200
JERONIMO MARTINS & FILHO	54,841	shares	907,913
JETBLUE AIRWAYS CORP	210,735	shares	1,095,822
JGC CORP	9,000	shares	216,098
JOHNSON & JOHNSON	422,657	shares	27,717,846
JOHNSON CONTROLS INC	65,124	shares	2,035,776
JONES LANG LASALLE INC	88,000	shares	5,390,880
JOS A BANKS CLOTHIERS INC	129,900	shares	6,333,924
JOY GLOBAL INC	8,561	shares	641,818
JPMORGAN CHASE & CO	669,998	shares	22,277,434
JTEKT CORPORATION	36,100	shares	355,067
JUNIPER NETWORKS INC	93,558	shares	1,909,519
KABEL DEUTSCHLAND HLDGS A	10,841	shares	550,288
KANGWON LAND INC	32,640	shares	764,002
KANSAS CITY SOUTHERN	136,810	shares	9,304,448
KAO CORP	42,000	shares	1,147,613
KAO CORP SPON ADR	8,959	shares	243,685
KAWASAKI KISEN KAISHA LTD	33,000	shares	59,599
KBC GROUPE SA	48,016	shares	604,800
KBR INC	12,697	shares	353,865
KDDI CORP	339	shares	2,180,277
KELLOGG CO	80,600	shares	4,075,942
KENEDIX REALTY INV REIT	107	shares	311,414
KENNAMETAL INC	56,200	shares	2,052,424
KEPPEL LAND LTD	83,421	shares	142,770
KERRY PROPERTIES LTD	650,500	shares	2,152,531

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
KEY ENERGY SERVICES INC	180,600	shares	$2,793,882
KEYCORP	902,721	shares	6,941,924
KIA MOTORS CORP	26,933	shares	1,545,915
KIKKOMAN CORP	19,000	shares	218,229
KIMBERLY CLARK CORP	43,000	shares	3,163,080
KIMCO REALTY CORPORATION	54,100	shares	878,584
KINGFISHER PLC	484,306	shares	1,885,765
KINGFISHER PLC SPON ADR	25,800	shares	198,402
KINNEVIK INVESTMENT AB B	44,999	shares	876,973
KIRBY CORP	55,750	shares	3,670,580
KIRIN HOLDINGS CO LTD	122,000	shares	1,483,687
KITE REALTY GROUP TRUST	5,360	shares	24,174
KLEPIERRE SA	37,343	shares	1,065,343
KNIGHT TRANSPORTATION INC	145,100	shares	2,269,364
KOHLS CORP	142,051	shares	7,010,217
KOITO MFG CO LTD	48,000	shares	673,553
KONICA MINOLTA HLDGS INC	113,500	shares	846,476
KOPPERS HLDGS INC	82,200	shares	2,824,392
KORN/FERRY INTL	111,000	shares	1,893,660
KRAFT FOODS INC CL A	304,937	shares	11,392,446
KRUNG THAI BANK	268,000	shares	126,367
KT & G CORP	17,426	shares	1,220,667
KT CORP SPON ADR	20,556	shares	321,496
KUALA LUMPUR KEPONG BHD	39,500	shares	282,855
KUMBA IRON ORE LTD	12,382	shares	766,915
KYOCERA CORP	23,900	shares	1,922,185
LAGARDERE SCA (REG)	30,285	shares	799,698
LAM RESEARCH CORP	26,793	shares	991,877
LAMAR ADVERTISING CO CL A	151,200	shares	4,158,000
LAND SECURITIES GROUP PLC	250,678	shares	2,474,259
LAREDO PETROLEUM INC	153,100	shares	3,414,130
LAS VEGAS SANDS CORP	33,900	shares	1,448,547
LASALLE HOTEL PPTYS REIT	36,842	shares	891,945
LAZARD LTD CL A	200,000	shares	5,222,000
LEAP WIRELESS INTL INC	190,470	shares	1,769,466
LEGAL & GEN GROUP PLC ORD	308,880	shares	493,170
LEGG MASON INC	21,600	shares	519,480
LEXINGTON REALTY TR REIT	2,820	shares	21,122
LG DISPLAY CO LTD	26,800	shares	565,036

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
LG DISPLAY CO LTD ADR	36,546	shares	$384,829
LG HOUSEHOLD & HEALTHCARE	2,585	shares	1,084,452
LI & FUNG LTD	772,000	shares	1,429,372
LIBERTY GLOBAL INC CL A	6,000	shares	246,180
LIBERTY GLOBAL INC CL C	15,000	shares	592,800
LIBERTY HOLDINGS LTD	35,124	shares	345,819
LIBERTY INTERACTIVE CORP	250,000	shares	4,053,750
LIBERTY MEDIA LIB CAP A	23,266	shares	1,815,911
LIBERTY PROPERTY TR - REIT	58,220	shares	1,797,834
LIFE HEALTHCARE GROUP HLD	49,105	shares	125,552
LIFEPOINT HOSPITALS INC	12,408	shares	460,957
LILLY (ELI) & CO	54,310	shares	2,257,124
LINDT & SPRUENGLI AG	19	shares	635,053
LINDT & SPRUENGLI AG PART	176	shares	523,605
LINEAR TECHNOLOGY CORP	128,400	shares	3,855,852
LINK REAL ESTATE INVESTMENT	675,500	shares	2,487,485
LINKEDIN CORP	45,945	shares	2,894,994
LITTELFUSE INC	72,018	shares	3,095,334
LKQ CORP	42,482	shares	1,277,859
LLOYDS BANKING GROUP PLC	1,099,516	shares	615,668
LOCKHEED MARTIN CORP	57,374	shares	4,641,557
LONDON & STAMFORD PROPERTY	32,300	shares	54,180
LONGFOR PROPERTIES C REGS	761,000	shares	860,297
L'OREAL SA ORD	82,132	shares	8,579,351
LORILLARD INC	67,560	shares	7,701,840
LOTTE SHOPPING CO LTD	3,719	shares	1,086,529
LOWES COS INC	658,073	shares	16,701,893
LPL INVESTMENT HLDGS INC	14,990	shares	457,795
LUFKIN INDUSTRIES INC	23,700	shares	1,595,247
LUFTHANSA AG (REGD)	41,556	shares	494,062
LUKOIL OIL CO SPONS ADR	73,922	shares	3,932,650
LULULEMON ATHLETICA INC	105,704	shares	4,932,149
LVMH	10,614	shares	1,503,021
LXB RETAIL PROPERTIES	253,053	shares	409,733
LYONDELLBASELL INDS CLASS	23,350	shares	758,642
MACERICH COMPANY	49,088	shares	2,483,853
MACK CALI REALTY REIT	32,890	shares	877,834
MACYS INC	70,124	shares	2,256,590
MADISON SQUARE GARDEN CO	41,000	shares	1,174,240

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
MAGELLAN HLTH SVCS INC	88,000	shares	$4,353,360
MAGYAR TELEKOM CO	46,848	shares	99,840
MANDO CORP	4,567	shares	809,605
MANITOWOC CO INC	460,000	shares	4,227,400
MANPOWER INC	3,460	shares	123,695
MARRIOTT INTL INC A	71,960	shares	2,099,073
MARSH & MCLENNAN COS INC	349,860	shares	11,062,573
MASIMO CORP	26,339	shares	492,144
MASTERCARD INC CL A	39,360	shares	14,674,195
MAXIM INTEGRATED PRODUCTS	287,770	shares	7,493,531
MAXIMUS INC	97,400	shares	4,027,490
MCDONALDS CORP	97,290	shares	9,761,106
MCGRAW-HILL COS INC	65,000	shares	2,923,050
MCKESSON CORP	38,935	shares	3,033,426
MEAD JOHNSON NUTRITION CO	89,754	shares	6,168,792
MEDIASET SPA	56,058	shares	155,136
MEDICIS PHARMACEUTIC CL A	30,397	shares	1,010,700
MEDIOBANCA SPA	77,739	shares	447,380
MEDNAX INC	157,140	shares	11,315,651
MEDTRONIC INC	171,928	shares	6,576,246
MEGGITT PLC ORD	926,124	shares	5,074,709
MEIJI HOLDINGS CO LTD	13,600	shares	564,568
MENS WEARHOUSE INC	62,200	shares	2,015,902
MERCIALYS	19,487	shares	628,077
MERCK & CO INC NEW	1,037,202	shares	39,102,515
MERCK KGAA	5,451	shares	543,506
METCASH LTD	97,957	shares	404,710
METLIFE INC	210,208	shares	6,554,285
METRIC PROPERTY INVESTMENT	118,695	shares	156,698
METRO AG	1,698	shares	61,981
METRO INC	24,513	shares	1,299,786
MICHAEL KORS HOLDINGS LTD	100,100	shares	2,727,725
MICHELIN CL B (REG)	5,482	shares	324,105
MICROS SYSTEMS INC	128,164	shares	5,969,879
MICROSEMI CORP	48,798	shares	817,367
MICROSOFT CORP	1,238,588	shares	32,153,744
MIDDLEBY CORP	10,930	shares	1,027,857
MILLICOM INTL CELL SA SDR	16,481	shares	1,651,477
MIRACA HOLDINGS INC	15,400	shares	613,279

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
MIRVAC GROUP STAPLED	1,053,575	shares	$1,271,377
MITSUBISHI CHEMICAL HLDGS	162,000	shares	892,458
MITSUBISHI ELECTRIC ORD	171,000	shares	1,639,680
MITSUBISHI ESTATE CO LTD	489,630	shares	7,315,981
MITSUI CHEMICALS INC	177,000	shares	540,440
MITSUI FUDOSAN CO	457,899	shares	6,675,277
MITSUI OSK LINES LTD	330,000	shares	1,277,724
MMI HOLDINGS LTD	86,479	shares	183,186
MOBISTAR SA	304	shares	15,933
MOHAWK INDUSTRIES INC	62,400	shares	3,734,640
MOLEX INC	25,000	shares	596,500
MOLEX INC CLASS A	115,000	shares	2,274,700
MONEYGRAM INTL INC	155,000	shares	2,751,250
MONSANTO CO NEW	204,335	shares	14,317,753
MOOG INC CL A	61,800	shares	2,714,874
MORGAN STANLEY	629,780	shares	9,528,571
MORRISON SUPERMARKET	86,976	shares	440,653
MSC INDU DIRECT CO CL A	16,622	shares	1,189,304
MUNICH REINSURANCE	25,421	shares	3,118,730
MURPHY OIL CORP	123,200	shares	6,867,168
MYRIAD GENETICS INC	183,900	shares	3,850,866
NASDAQ OMX GROUP	283,450	shares	6,947,360
NATIONAL INSTRUMENT CORP	189,858	shares	4,926,815
NATIONAL OILWELL VARCO	97,987	shares	6,662,136
NATIXIS	579,954	shares	1,459,346
NAVIGATORS GROUP INC	59,000	shares	2,813,120
NCSOFT CORPORATION	3,501	shares	926,430
NEC CORP	200,000	shares	405,379
NESTE OIL OYJ	33,620	shares	339,656
NESTLE SA (REG)	51,350	shares	2,952,563
NESTLE SA REG ADR	69,525	shares	4,012,288
NETAPP INC	215,036	shares	7,799,356
NEUSTAR INC CL A	174,000	shares	5,945,580
NEW JERSEY RESOURCES CORP	48,850	shares	2,403,420
NEW WORLD DEVELOPMENT CO	439,273	shares	354,061
NEWFIELD EXPLORATION CO	116,051	shares	4,378,604
NEWMONT MINING CORP	3,800	shares	228,038
NEWS CORP LTD CL A	623,900	shares	11,130,376
NEXT PLC	48,270	shares	2,051,944

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
NEXTERA ENERGY	87,410	shares	$5,321,521
NHK SPRING CO	87,100	shares	771,808
NHN CORP	442	shares	80,256
NICE SYSTEMS LTD SPON ADR	248,928	shares	8,575,570
NIKE INC CL B	114,903	shares	11,073,202
NINTENDO CO LTD	10,900	shares	1,501,202
NIPPON ACCOMMDTN FUND	59	shares	397,090
NIPPON BUILDING FUND INC	135	shares	1,105,048
NIPPON ELECTRIC GLASS CO	51,000	shares	504,931
NIPPON MEAT PACKERS INC	61,000	shares	757,695
NIPPON TELEG & TELEPH SPO	26,800	shares	678,844
NIPPON TELEGRAPH & TELEPH	136,000	shares	6,953,290
NIPPON YUSEN KK	292,000	shares	747,405
NISSHIN SEIFUN GROUP INC	18,500	shares	224,264
NOK CORP	3,900	shares	67,040
NOKIA CORP SPON ADR	707,929	shares	3,412,218
NOKIA OYJ	729,149	shares	3,560,053
NOMURA REAL ESTATE HLDGS	38,000	shares	565,816
NORTHEAST UTILITIES	49,200	shares	1,774,644
NORTHERN OIL AND GAS INC	165,000	shares	3,956,700
NORWEGIAN PROPERTY ASA	42,918	shares	52,823
NOVARTIS AG (REG)	2,718	shares	155,414
NOVARTIS AG SPON ADR	226,431	shares	12,945,060
NOVO-NORDISK AS CL B	68,843	shares	7,912,024
NOVO-NORDISK AS CL B ADR	80,555	shares	9,284,769
NOVOZYMES A/S B	167,765	shares	5,179,573
NRG ENERGY INC	296,440	shares	5,371,493
NTT DOCOMO INC	2,384	shares	4,382,979
NTT DOCOMO INC SPON ADR	6,400	shares	117,440
NTT URBAN DEVELOPMENT	166	shares	113,233
NUCOR CORP	58,000	shares	2,295,060
NVIDIA CORP	33,600	shares	465,696
NVR INC	1,200	shares	823,200
OCCIDENTAL PETROLEUM CORP	333,461	shares	31,245,296
OCEANEERING INTL INC	80,000	shares	3,690,400
OGX PETROLEO E GAS PART S	546,000	shares	3,991,262
OIL STATES INTL INC	114,000	shares	8,706,180
OLD MUTUAL PLC (UK)	1,427,713	shares	3,004,648
OLIN CORP	128,000	shares	2,515,200

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
OMEGA HEALTHCARE INVESTOR	16,830	shares	$325,661
OMV AG	17,352	shares	526,472
ONYX PHARMACEUTICALS INC	157,130	shares	6,905,864
OPEN TEXT CORPORATION	6,252	shares	320,642
OPTIMER PHARMACEUTICALS	18,540	shares	226,930
ORACLE CORP	863,581	shares	22,150,853
ORBITAL SCIENCES CORP	270,000	shares	3,923,100
ORIENT EXPRESS HOTEL CL A	250,800	shares	1,873,476
ORIENT OVERSEAS INTL LTD	86,500	shares	505,083
ORIFLAME COSMETICS SDR	46,262	shares	1,461,634
ORION CORP	784	shares	457,426
ORION OYJ (NEW) B	15,684	shares	305,536
ORIX CORP	21,270	shares	1,757,646
OTE (GREEK TELECOM) SA	20,453	shares	76,246
OTP BANK (REG)	3,628	shares	47,940
OTSUKA HOLDINGS CO LTD	42,600	shares	1,197,770
OWENS ILLINOIS INC	58,275	shares	1,129,370
PACER INTERNATIONAL INC	94,190	shares	503,917
PACWEST BANCORP	108,800	shares	2,061,760
PAGESJAUNES GROUPE SA	109,989	shares	399,347
PALL CORP	12,102	shares	691,629
PANASONIC CORP	30,000	shares	254,921
PANASONIC CORP ADR	200,000	shares	1,678,000
PANERA BREAD CO CL A	6,760	shares	956,202
PAR PHARMACEUTICALS COS	95,800	shares	3,135,534
PAREXEL INTL CORP	117,600	shares	2,439,024
PARKER HANNIFIN CORP	9,830	shares	749,538
PARKWAY PROPERTIES - REIT	830	shares	8,184
PATTERSON-UTI ENERGY INC	31,606	shares	631,488
PCCW LTD	1,598,000	shares	549,360
PEABODY ENERGY CORP	93,815	shares	3,106,215
PEARSON PLC	43,366	shares	814,982
PEBBLEBROOK HOTEL TRUST	163,800	shares	3,141,684
PENSKE AUTOMOTIVE GROUP	137,300	shares	2,643,025
PEOPLES UNITED FIN INC	191,600	shares	2,462,060
PEPSICO INC	110,624	shares	7,339,902
PERRIGO CO (USA)	8,867	shares	862,759
PETROBRAS PN SPON ADR	395,313	shares	9,285,902
PETROBRAS SA SPONS ADR	91,566	shares	2,275,415

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
PETROFAC LTD	6,158	shares	$137,822
PETRONAS DAGANGAN BHD	40,300	shares	226,290
PEUGEOT CITROEN SA	88,437	shares	1,386,266
PFIZER INC	1,799,379	shares	38,938,562
PG&E CORP	164,971	shares	6,800,105
PHARMASSET INC	5,960	shares	764,072
PHILIP MORRIS INTL INC	212,860	shares	16,705,253
PHILIPPINE LONG DIST SPON	10,075	shares	580,522
PHILIPS ELEC (KON)	95,000	shares	1,990,250
PIONEER NATURAL RESOURCES	28,960	shares	2,591,341
PIRELLI & CO	145,644	shares	1,226,333
PITNEY-BOWES INC	37,282	shares	691,208
PMC-SIERRA INC	299,800	shares	1,651,898
PNC FIN SVCS GRP INC	187,448	shares	10,810,126
POLISH OIL & GAS CO	69,352	shares	82,007
POLSKI KONCERN NAFTOWY OR	165,119	shares	1,622,286
POLYPORE INTL INC	15,646	shares	688,268
POOL CORP	22,842	shares	687,544
PORTS DESIGN LIMITED	357,000	shares	539,642
PORTUGAL TELECOM SGPS SA	96,339	shares	554,920
POST PROPERTIES - REIT	19,300	shares	843,796
PPL CORPORATION	206,830	shares	6,084,939
PPR SA	81,647	shares	11,693,921
PRECISION CASTPARTS CORP	80,014	shares	13,185,507
PRECISION DRILLING (CANA)	32,532	shares	335,414
PRESIDENT CHAIN STORE	24,000	shares	130,758
PRICELINE.COM INC	16,876	shares	7,893,074
PRIMARIS RETAIL REIT UT	11,700	shares	236,780
PRIME OFFICE REIT-AG	25,067	shares	141,046
PROASSURANCE CORPORATION	61,000	shares	4,869,020
PROCTER & GAMBLE CO	85,700	shares	5,717,047
PROGRESSIVE CORP OHIO	136,320	shares	2,659,603
PROLOGIS INC REIT	160,106	shares	4,577,431
PRUDENTIAL FINANCIAL INC	138,055	shares	6,919,317
PRUDENTIAL PLC	792,278	shares	7,856,912
PRYSMIAN SPA	9,505	shares	118,050
PS BUSINESS PKS CA REIT	3,660	shares	202,874
PSP SWISS PROPERTY AG	13,343	shares	1,116,712
PUBLIC POWER OF GREECE	28,461	shares	139,992

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
PUBLIC STORAGE	38,390	shares	$5,161,919
PUBLIC SVC ENTERPRISE GRP	181,389	shares	5,987,651
QANTAS AIRWAYS LTD	80,283	shares	119,868
QUALCOMM INC	292,623	shares	16,006,478
QUALITY DISTR INC FL	38,140	shares	429,075
QUINTAIN ESTATES & DEV CO	281,185	shares	164,863
RAKUTEN INC (TOKYO)	11,811	shares	12,706,435
RALPH LAUREN CORP	66,767	shares	9,219,187
RAUTARUUKKI OY CL	28,910	shares	266,251
RAYTHEON CO	121,380	shares	5,872,364
RED ELECTRICA CORPORACION	542	shares	23,197
RED HAT INC	202,479	shares	8,360,358
REGAL-BELOIT CORP	118,606	shares	6,045,348
REGENCY CENTERS CORP REIT	73,690	shares	2,772,218
REGENERON PHARMACEUTICALS	22,265	shares	1,234,149
REGIONS FINANCIAL CORP	104,510	shares	449,393
RELIANCE CAPITAL LTD	211,552	shares	937,748
RELIANCE STEEL & ALUMINUM	65,300	shares	3,179,457
RENAISSANCERE HLDGS LTD	115,900	shares	8,619,483
RENAULT SA ORD	81,919	shares	2,841,764
RENT A CTR INC	71,400	shares	2,641,800
REPSOL YPF SA ORD	162,911	shares	5,005,047
RESEARCH IN MOTION LTD	75,642	shares	1,096,809
RESMED INC	15,628	shares	396,951
RESOLUTION LTD	544,644	shares	2,126,627
RESOURCES CONNECTION INC	270,000	shares	2,859,300
RETAIL OPPORTUNITY INVTS	29,688	shares	351,506
RICHEMONT CIE FINANCIERE	219,959	shares	11,127,351
RIOCAN REAL ESTATE INV TR	135,430	shares	3,514,744
RIVERBED TECHNOLOGY INC	26,213	shares	616,006
ROCHE HLDGS GENUSSSCHEINE	2,106	shares	356,999
ROCHE HLDGS LTD SPON ADR	192,388	shares	8,186,109
ROGERS CORP	45,300	shares	1,669,758
ROHM CO LTD	36,500	shares	1,702,527
ROLLS-ROYCE HLDGS CLASS C	69,070,242	shares	107,276
ROLLS-ROYCE HOLDINGS PLC	839,018	shares	9,727,797
ROPER INDUSTRIES INC	33,322	shares	2,894,682
ROSNEFT OC OJSC GDR REGS	170,848	shares	1,127,597
ROWAN COMPANIES INC	110,200	shares	3,342,366

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
ROYAL DUTCH SHELL SP CL A	105,000	shares	$7,674,450
RPM INTERNATIONAL INC	295,900	shares	7,264,345
RSA INSURANCE GROUP PLC	498,311	shares	814,197
RSC HOLDINGS INC	205,687	shares	3,805,209
RTI INTL METALS INC	70,100	shares	1,627,021
RWE AG	21,179	shares	744,293
RYDER SYSTEM INC	75,000	shares	3,985,500
SABESP	24,268	shares	1,350,514
SABMILLER PLC (UK)	120,171	shares	4,230,277
SAFESTORE HOLDINGS LTD	382,573	shares	594,193
SAGE GROUP PLC	357,088	shares	1,631,666
SALESFORCE.COM INC	103,534	shares	10,504,560
SALIX PHARMACEUTICALS LTD	14,500	shares	693,825
SALLY BEAUTY HLDGS INC	151,600	shares	3,203,308
SAMPO OYJ SER A	30,282	shares	751,407
SAMSUNG ELECTRONICS CO	13,756	shares	12,524,287
SAMSUNG FIRE & MARINE INS	6,749	shares	1,225,454
SAMSUNG SDI CO LTD	112	shares	12,867
SANCHEZ ENERGY CORP	76,200	shares	1,315,212
SANDRIDGE ENERGY INC	272,420	shares	2,222,947
SANDVIK AB	414,604	shares	5,088,478
SANOFI SPON ADR	315,040	shares	11,511,562
SANTOS LTD	7,225	shares	90,437
SAP AG SPON ADR	21,210	shares	1,123,069
SAPPI LTD SPONS ADR	8,904	shares	25,465
SAPUTO INC	23,506	shares	900,863
SASOL LTD	113,877	shares	5,438,097
SBA COMM CORP CL A	391,611	shares	16,823,609
SBM OFFSHORE NV	7,950	shares	163,824
SCANSOURCE INC	104,500	shares	3,762,000
SCHLUMBERGER LTD	322,689	shares	22,042,886
SCHWAB CHARLES CORP	500,000	shares	5,630,000
SCOR SE	10,632	shares	248,543
SCOTTS MIRACLE GRO C CL A	17,624	shares	822,865
SEATTLE GENETICS INC	20,830	shares	348,173
SEGRO PLC	206,642	shares	669,172
SEI INV CORP	27,278	shares	473,273
SEIKO EPSON CORP	67,400	shares	895,864
SEKISUI CHEMICAL CO LTD	121,000	shares	998,311

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
SEMPRA ENERGY	112,237	shares	$6,173,035
SENIOR HOUSING PPTYS TR R	53,520	shares	1,200,989
SENSATA TECH HOLDG BV	23,773	shares	624,754
SEVEN & I HOLDINGS CO LTD	102,700	shares	2,862,230
SHAFTESBURY PLC	17,011	shares	123,437
SHARP CORP	31,000	shares	271,071
SHINSEGAE CO LTD	1,387	shares	292,427
SHIONOGI & CO LTD	72,600	shares	932,910
SHIRE PLC	61,421	shares	2,139,733
SHIRE PLC SPON ADR	131,573	shares	13,670,435
SHISEIDO CO LTD	27,300	shares	501,910
SHOPPERS DRUG MART CORP	25,534	shares	1,031,489
SIAM COMMERCIAL BANK PCL	155,300	shares	572,546
SIGNATURE BANK	52,065	shares	3,123,379
SIGNET JEWELERS LTD (UK)	52,400	shares	2,277,968
SILGAN HOLDINGS INC	58,200	shares	2,248,848
SILIC (STE IMMOB LOC IND)	1,652	shares	160,226
SILIC (STE IMMOB LOC IND)	4,260	shares	413,175
SILICON LABORATORIES INC	62,100	shares	2,696,382
SIMON PPTY GROUP - REIT	152,660	shares	19,683,980
SINGAPORE EXCHANGE LTD	515,000	shares	2,433,759
SINGAPORE TELECOM (SING)	155,000	shares	369,233
SINO LAND CO	796,149	shares	1,133,753
SIRIUS XM RADIO INC	409,800	shares	745,836
SIRONA DENTAL SYSTEMS INC	119,900	shares	5,280,396
SJM HOLDINGS LIMITED	550,000	shares	897,948
SK C&C CO LTD	1,864	shares	187,675
SK HOLDINGS CO LTD	7,865	shares	818,954
SK NETWORKS CO LTD	33,550	shares	291,601
SK TELECOM (1/9) SPON ADR	4,961	shares	67,519
SKYWORKS SOLUTIONS INC	42,474	shares	688,928
SL GREEN REALTY CORP REIT	33,140	shares	2,208,450
SLM CORP	236,000	shares	3,162,400
SMA SOLAR TECHNOLOGY AG	52,221	shares	2,917,732
SMC CORP	42,400	shares	6,842,175
SMITH & NEPHEW PLC	108,521	shares	1,054,276
SMITH & NEPHEW PLC SPON A	5,600	shares	269,640
SOC QUIMICA Y MIN CH PFD	46,000	shares	2,477,100
SOCIETE GENE PARIS CL A	102,050	shares	2,272,669

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
SOFTBANK CORP	180,400	shares	$5,313,672
SOHO CHINA LTD	489,000	shares	325,513
SOJITZ CORPORATION	457,100	shares	706,749
SOLERA HOLDINGS INC	180,436	shares	8,036,619
SOLVAY CL A	7,084	shares	583,732
SONAE SIERRA BRASIL	19,100	shares	246,028
SONY CORP ADR	180,400	shares	3,254,416
SOTHEBY'S	156,000	shares	4,450,680
SOUTHWEST AIRLINES CO	712,000	shares	6,094,720
SOVRAN SELF STORAGE REIT	4,000	shares	170,680
SPAR GROUP LTD	103,268	shares	1,389,128
SPECTRA ENERGY CORP	261,500	shares	8,041,125
SPONDA OYJ	56,585	shares	228,520
SPRINT NEXTEL CORP	2,261,500	shares	5,291,910
SPX CORP	82,000	shares	4,942,140
ST JOE COMPANY	144,500	shares	2,118,370
ST JUDE MEDICAL INC	60,850	shares	2,087,155
ST MODWEN PROPERTIES PLC	163,790	shares	287,461
STAG INDUSTRIAL INC	8,560	shares	98,183
STANDARD CHARTERED PLC	536,439	shares	11,739,368
STANDARD LIFE PLC	298,040	shares	954,964
STARBUCKS CORP	292,318	shares	13,449,551
STARHUB LTD	79,000	shares	177,227
STARWOOD HTLS & RESRT WRL	86,979	shares	4,172,383
STARWOOD PROPERTY TR INC	31,050	shares	574,735
STATE STREET CORP	157,223	shares	6,337,659
STATOIL ASA	53,209	shares	1,365,828
STATOIL ASA SPONS ADR	14,555	shares	372,754
STE DE LA TOUR EIFFEL	1,534	shares	76,307
STEEL DYNAMICS INC	8,910	shares	117,166
STERICYCLE INC	11,604	shares	904,184
STIFEL FINANCIAL CORP	56,400	shares	1,807,620
STMICROELECTRONICS NV	99,108	shares	587,710
STMICROELECTRONICS NV	129,150	shares	767,486
STOCKLAND UNITS (STAPLED)	895,890	shares	2,922,620
STORA ENSO AB R 1/10 VTG	115,439	shares	691,535
SUEZ ENVIRONMENT CO	33,754	shares	388,895
SUMITOMO ELECTRIC INDS	115,600	shares	1,258,660
SUMITOMO REALTY & DEV CO	140,000	shares	2,452,024

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
SUN HUNG KAI PROPERTIES	1,023,298	shares	$12,826,470
SUN LIFE FINANCIAL INC	2,749	shares	51,017
SUNCORP GROUP LTD	74,991	shares	642,658
SUNTEC REIT	143,000	shares	118,510
SUNTRUST BANKS INC	155,000	shares	2,743,500
SUPERIOR ENERGY SVCS INC	91,100	shares	2,590,884
SURGUTNEFTEGAZ SPON ADR	87,670	shares	691,716
SURGUTNEFTEGAZ SPON ADR	230,300	shares	1,172,227
SUSQUEHANNA BANCSHARES	248,600	shares	2,083,268
SVB FINL GROUP	45,300	shares	2,160,357
SVENSKA HANDELSBANKEN SER	246,297	shares	6,478,768
SWATCH GROUP AG (BR)	5,349	shares	2,001,995
SWIRE PACIFIC LTD CL A	10,500	shares	126,745
SWISS PRIME SITE AG	11,657	shares	875,687
SXC HEALTH SOLUTIONS CORP	22,028	shares	1,244,141
SYMANTEC CORP	340,000	shares	5,321,000
SYNGENTA AG (SWIT)	28,512	shares	8,348,826
SYNOPSYS INC	150,000	shares	4,080,000
TAISHO PHARMA HLDGS CO	12,000	shares	926,135
TAIWAN SEMICONDUCT MFG CO	2,013,000	shares	5,038,316
TAL INTL GROUP INC	94,000	shares	2,706,260
TAMBANG BATUBARA BUKIT AS	159,500	shares	305,192
TANGER FACTORY OUTLET - R	22,900	shares	671,428
TARGET CORP	40,303	shares	2,064,320
TAUBMAN CENTERS INC	20,600	shares	1,279,260
TAURON POLSKA ENERGIA SA	452,655	shares	701,862
TE CONNECTIVITY LTD	263,500	shares	8,118,435
TECHNE CORP	9,346	shares	637,958
TELE2 AB B SHS	107,253	shares	2,087,107
TELECOM ITALIA SPA	930,096	shares	1,000,454
TELECOM NEW ZEALAND	385,599	shares	621,431
TELECOM NEW ZEALAND ADR	41,895	shares	334,741
TELEDYNE TECHNOLOGIES INC	10,715	shares	587,718
TELEFONICA BRASIL SA SPON	49,702	shares	1,358,356
TELEFONICA CZECH REPUBLIC	18,571	shares	360,103
TELEKOM MALAYSIA BHD	350,900	shares	549,042
TELENOR AS	126,751	shares	2,079,327
TELSTRA CORP LTD	1,549,334	shares	5,276,140
TELSTRA CORP LTD SPON ADR	25,422	shares	433,445

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
TEMPUR PEDIC INTL INC	79,900	shares	$4,197,147
TENARIS SA SPON ADR	26,030	shares	967,795
TENCENT HOLDINGS LIMITED	950,028	shares	19,094,503
TERADATA CORP	18,040	shares	875,120
TERADYNE INC	452,400	shares	6,166,212
TESCO PLC	610,825	shares	3,827,542
TEVA PHARMACEUTICAL IND A	78,200	shares	3,156,152
TEXAS CAPITAL BANCSHARES	94,200	shares	2,883,462
TEXAS INSTRUMENTS INC	64,910	shares	1,889,530
TF-1	59,773	shares	583,526
THAI OIL PCL (FOR)	110,700	shares	204,935
THALES	19,038	shares	601,284
THERMO FISHER SCIENTIFIC	191,326	shares	8,603,930
THOR INDUSTRIES INC	146,000	shares	4,004,780
TIBCO SOFTWARE INC	163,550	shares	3,910,480
TIFFANY & CO	87,291	shares	5,783,902
TIM PARTICIPACOES SA SPON	38,426	shares	991,391
TIME WARNER CABLE	225,800	shares	14,354,106
TIME WARNER INC	732,301	shares	26,465,358
TIMKEN CO	5,390	shares	208,647
TITAN INTERNATIONAL INC	170,879	shares	3,325,305
TJX COMPANIES INC NEW	136,762	shares	8,827,987
TOKYO TATEMONO CO	27,000	shares	81,738
TOSOH CORP	137,000	shares	366,686
TOTAL SA SPONS ADR	246,646	shares	12,606,077
TOWERS WATSON & CO CL A	16,130	shares	966,671
TOYO SUISAN KAISHA LTD	34,000	shares	823,881
TOYODA GOSEI CO	14,300	shares	227,975
TOYOTA BOSHOKU CORP	48,700	shares	508,102
TOYOTA INDUSTRIES CORP	34,800	shares	947,262
TOYOTA TSUSHO CORP	4,000	shares	70,733
TRACTEBEL ENERGIA SA	8,400	shares	135,071
TRANSDIGM GROUP INC	92,572	shares	8,857,289
TRANSOCEAN CV 1.5 12/37 C	100,000	shares	98,250
TRAVELERS COMPANIES INC	51,716	shares	3,060,036
TRIMAS CORP	120,622	shares	2,165,165
TRIMBLE NAVIGATION LTD	176,669	shares	7,667,435
TRUEBLUE INC	139,840	shares	1,940,979
TUI AG	371,057	shares	2,303,981

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
TUI TRAVEL PLC	163,656	shares	$421,434
TURK TELEKOMUNIKASYON	460,462	shares	1,714,824
TURKIYE GARANTI BANKASI	2,468,063	shares	7,724,972
TYCO INTL LTD	109,250	shares	5,103,067
UBS AG REG (USA)	34,007	shares	402,303
UDR INC	85,900	shares	2,156,090
ULTRAPAR PARTICPAC-SPON A	82,548	shares	1,419,826
UNIBAIL-RODAMCO	36,091	shares	6,488,879
UNICREDIT SPA	298,909	shares	2,483,948
UNILEVER NV (NY REGD)	138,436	shares	4,758,045
UNILEVER PLC SPONS ADR	105,000	shares	3,519,600
UNION PACIFIC CORP	237,994	shares	25,213,084
UNIONE DI BANCHE ITALIANE	55,691	shares	228,226
UNITE GROUP PLC	168,331	shares	439,225
UNITED INTERNET AG (REG)	35,212	shares	628,982
UNITED NATURAL FOODS INC	200,300	shares	8,014,003
UNITED STATES STEEL CORP	47,500	shares	1,256,850
UNITED TECHNOLOGIES CORP	209,053	shares	15,279,684
UNITED TRACTORS PT	466,000	shares	1,354,188
UNITED URBAN INVESTMENT	334	shares	378,850
UNITEDHEALTH GROUP INC	310,541	shares	15,738,218
UNIVERSAL HEALTH SVC CL B	11,105	shares	431,540
UNIVERSAL ROBINA CORP	62,716	shares	68,667
UNUM GROUP	84,600	shares	1,782,522
UNY CO LTD	110,200	shares	992,251
UOL GROUP LIMITED	39,000	shares	120,264
UPM KYMMENE CORP	47,156	shares	519,439
URBAN OUTFITTERS	113,664	shares	3,132,580
URS CORP NEW	17,276	shares	606,733
US BANCORP DEL	358,710	shares	9,703,105
UTI WORLDWIDE INC	293,100	shares	3,895,299
VALE SA SPONS PREF ADR	420,300	shares	8,658,180
VALEANT PHARMACEUTICALS I	22,301	shares	1,043,662
VALIDUS HOLDING	88,800	shares	2,797,200
VANGUARD HEALTH SYS INC	186,000	shares	1,900,920
VARIAN MEDICAL SYS INC	12,982	shares	871,482
VASTNED RETAIL NV	292	shares	13,078
VENTAS INC REIT	46,582	shares	2,568,066
VEOLIA ENVIRONNEMENT SPON	6,601	shares	72,941

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
VERIFONE SYSTEMS INC	42,830	shares	$1,521,322
VERISIGN INC	22,240	shares	794,413
VERIZON COMM INC	166,532	shares	6,681,264
VERTEX PHARMACEUTICALS	108,241	shares	3,594,684
VESTAS WIND SYSTEMS AS	93,089	shares	1,005,018
VIENNA INSURANCE GROUP AG	11,261	shares	446,324
VISA INC CL A	67,111	shares	6,813,780
VITERRA INC	19,024	shares	200,626
VITRAN CORP INC (US)	23,150	shares	133,344
VIVENDI	238,471	shares	5,222,813
VMWARE INC CL A	101,129	shares	8,412,921
VODACOM GROUP (PTY) LTD	90,796	shares	1,001,021
VODAFONE GROUP PLC	1,279,597	shares	3,555,469
VODAFONE GROUP PLC SPON A	530,006	shares	14,856,068
VOLCANO CORP	147,300	shares	3,504,267
VORNADO REALTY TRUST	83,528	shares	6,419,962
VULCAN MATERIALS CO	217,000	shares	8,538,950
WABCO HOLDINGS INC	182,900	shares	7,937,860
WABTEC	37,000	shares	2,588,150
WAL MART STORES INC	283,465	shares	16,939,868
WASHINGTON FEDERAL INC	77,400	shares	1,082,826
WASTE CONNECTIONS INC	33,722	shares	1,117,547
WATERS CORP	5,919	shares	438,302
WATSCO INC	3,013	shares	197,833
WATSON PHARMACEUTICALS	14,060	shares	848,380
WATTS WATER TECH INC CL A	36,100	shares	1,234,981
WEINGARTEN REALTY INVS RE	75,400	shares	1,645,228
WEIR GROUP PLC	2,917	shares	92,060
WELLCARE HEALTH PLANS INC	14,214	shares	746,235
WELLS FARGO & CO	1,475,070	shares	40,652,929
WELLS FARGO 7.5 PC PERP A	100	shares	105,400
WENDEL	7,201	shares	480,030
WERELDHAVE NV	3,015	shares	200,243
WERNER ENTERPRISES INC	72,900	shares	1,756,890
WESCO INTERNATIONAL INC	212,100	shares	11,243,421
WESFARMERS LTD	131,824	shares	3,976,889
WESTERN UNION CO	525,200	shares	9,590,152
WESTFIELD GROUP STAPLED U	903,142	shares	7,213,302
WESTFIELD RETAIL TR STAPL	1,368,785	shares	3,485,472

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
WESTLAKE CHEMICAL CORP	19,230	shares	$773,815
WESTON GEORGE LTD	12,695	shares	848,785
WEYERHAEUSER CO	321,000	shares	5,993,070
WHARF HOLDINGS LTD	571,770	shares	2,584,030
WHITBREAD PLC	40,968	shares	995,165
WHITING PETROLEUM CORP	136,040	shares	6,351,708
WHOLE FOODS MARKET INC	116,758	shares	8,124,022
WILEY (JOHN) & SONS CL A	110,000	shares	4,884,000
WILLIAMS COMPANIES INC	95,900	shares	3,166,618
WINTHROP REALTY TRUST NEW	17,680	shares	179,806
WOLVERINE WORLD WIDE INC	24,842	shares	885,369
WOODSIDE PETROLEUM LTD	189,480	shares	5,933,290
WOODWARD INC	21,615	shares	884,702
WOOLWORTHS (AUSTRALIA)	189,275	shares	4,858,408
WOOLWORTHS HLDGS (SOAF)	67,811	shares	327,606
WRIGHT EXPRESS CORP	180,000	shares	9,770,400
WYNDHAM WORLDWIDE CORP	21,000	shares	794,430
XEROX CORP	680,000	shares	5,412,800
XL GROUP PLC	234,866	shares	4,643,301
YAMADA DENKI CO LTD	42,280	shares	2,878,545
YAMAHA MOTOR CO LTD	262,000	shares	3,315,637
YAMAZAKI BAKING CO LTD	8,000	shares	105,087
YELLOW MEDIA INC	165,006	shares	29,975
YOUKU INC ADR	23,905	shares	374,591
			4,096,130,055
Preferred stock
CITIGROUP CAP XIII	104,500	shares	2,723,270
HYUNDAI MOTOR CO LTD PFD	8,906	shares	486,667
INTESA SANPAOLO SPA N/C R	248,129	shares	309,455
MAN SE PFD	3,197	shares	200,082
PORSCHE AUTO HLDG NON-VTG	83,737	shares	4,481,892
SAMSUNG ELECTRONICS CO PF	238	shares	136,608
TELECOM ITALIA SPA RISP	303,968	shares	272,272
			8,610,246

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common collective trusts
BTC ACWI XUS INDEX FUND	21,559,302	units	$354,866,111
BTC RUSSELL 1000 INDX FD	92,083,947	units	1,293,779,452
BTC RUSSELL 2500 INDEX FD	37,978,304	units	467,512,920
BTC US DEBT INDEX FUND CL	17,129,048	units	457,688,161
INVESTEC GDR FD	736,648	units	74,121,551
JP MORGAN FOCUS FD	14,600,929	units	222,080,135
LAZARD EMERG MKTS COLL TR	15,722,484	units	221,215,350
			3,091,263,680

Corporate debt
AEGON NV GLBL	$825,000 principal, 4.625%, due 12/01/2015	855,430
AEGON NV GLBL	$6,105,000 principal, 4.75%, due 6/01/2013	6,247,442
AID	$200,000 principal, 5.5%, due 9/18/2033	264,205
AIG INTL	$6,275,000 principal, 4.25%, due 9/15/2014	6,094,594
AIG INTL	$700,000 principal, 6.25%, due 5/1/2036	625,766
AIG INTL /VR	$100,000 principal, 8.175%, due 5/15/2068	89,000
AIG INTL MTN	$1,475,000 principal, 8.25%, due 8/15/2018	1,560,892
ALABAMA POWER	$100,000 principal, 6.125%, due 5/15/2038	132,894
ALCOA INC GLB	$1,400,000 principal, 5.95%, due 2/1/2037	1,325,597
ALLY FINL FRN	$300,000 principal, 3.71%, due 2/11/2014	283,500
ALLY FINL INC	$9,600,000 principal, 4.5%, due 2/11/2014	9,216,000
ALTRIA GROUP	$900,000 principal, 10.2%, due 2/6/2039	1,398,304
ALTRIA GROUP	$200,000 principal, 9.95%, due 11/10/2038	303,718
AMERADA HESS CO	$100,000 principal, 7.3%, due 8/15/2031	128,132
AMERICA MOVIL	$200,000 principal, 6.125%, due 11/15/2037	236,776
AMERICA MOVIL	$100,000 principal, 6.125%, due 3/30/2040	118,671
AMEX	$600,000 principal, 8.15%, due 3/19/2038	888,701
AMGEN	$100,000 principal, 6.9%, due 6/01/2038	122,977
AMGEN INC	$800,000 principal, 5.65%, due 6/15/2042	868,021
AMGEN INC	$100,000 principal, 6.375%, due 6/01/2037	115,726
ANADARKO FIN CO	$100,000 principal, 7.5%, due 5/01/2031	120,815
ANADARKO MTN	$300,000 principal, 6.2%, due 3/15/2040	333,260
ANADARKO PETRO	$1,600,000 principal, 6.45%, due 9/15/2036	1,821,067
ANHEUSER BUSCH	$100,000 principal, 8.2%, due 1/15/2039	157,374
ANHEUSER BUSCH	$100,000 principal, 6.375%, due 1/15/2040	137,136
AOL TIME WARNER	$3,550,000 principal, 7.625%, due 4/15/2031	4,575,975
AOL TIME WARNER	$725,000 principal, 7.7%, due 5/01/2032	944,486
APPALACHIAN PWR	$240,000 principal, 6.7%, due 8/15/2037	309,885
APPALACHIAN PWR	$500,000 principal, 7%, due 4/1/2038	669,821
ARCELORMITTA	$800,000 principal, 7%, due 10/15/2039	742,326

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
ASTRAZENECA PLC	$110,000 principal, 6.45%, due 9/15/2037	$148,095
AT&T BROAD GLBL	$200,000 principal, 9.455%, due 11/15/2022	284,872
AT&T CORP	$1,154,000 principal, 8.0%, due 11/15/2031	1,627,658
AT&T INC	$6,900,000 principal, 2.5%, due 8/15/2015	7,145,978
AT&T INC	$1,613,000 principal, 5.35%, due 9/01/2040	1,810,838
AT&T INC	$600,000 principal, 6.4%, due 5/15/2038	739,878
AT&T INC	$700,000 principal, 6.5%, due 9/01/2037	870,003
AT&T INC	$125,000 principal, 6.55%, due 2/15/2039	158,712
BAC CAP TR XI	$800,000 principal, 6.625%, due 5/23/2036	700,630
BANCO BRASIL 144A	$100,000 principal, 6%, due 1/22/2020	109,000
BANCO NACIONAL 144A	$100,000 principal, 5.5%, due 7/12/2020	108,500
BANCO SANTAND 144A	$2,200,000 principal, 4.5%, due 4/6/2015	2,134,000
BANCO SANTD FRN	$1,500,000 principal, 2.162%, due 1/19/2016	1,380,000
BANCO VOTORANTIM 144B	$300,000 principal, 5.25%, due 2/11/2016	301,800
BANK AMER GMTN	$17,090,000 principal, 7.375%, due 5/15/2014	17,721,834
BANK AMER NA	$1,040,000 principal, 5.3%, due 3/15/2017	938,194
BANK AMER NA	$40,000 principal, 6%, due 10/15/2036	33,219
BANK AMERICA	$800,000 principal, 1.973%, due 1/30/2014	722,258
BANK OF AMER MTN	$6,295,000 principal, 7.625%, due 6/1/2019	6,508,564
BANK OF AMERICA	$650,000 principal, 5.625%, due 7/1/2020	600,230
BANK ONE CAP III	$160,000 principal, 8.75%, due 9/1/2030	211,653
BANKAMER CAP II	$650,000 principal, 8%, due 12/15/2026	585,000
BARCLAYS 144A	$80,000 principal, 10.179%, due 6/12/2021	83,771
BARCLAYS BANK	$8,525,000 principal, 2.375%, due 1/13/2014	8,344,875
BARCLAYS MTN	$2,416,000 principal, 2.5%, due 1/23/2013	2,405,696
BARCLAYS MTN	$2,550,000 principal, 5.125%, due 1/08/2020	2,618,557
BARRICK GOLD	$10,000 principal, 5.8%, due 11/15/2034	11,189
BARRICK PD AUST	$100,000 principal, 5.95%, due 10/15/2039	115,551
BERKSHIRE HAT FIN	$5,000,000 principal, 1.5%, due 1/10/2014	5,056,105
BG ENERGY 144A	$500,000 principal, 5.125%, due 10/15/2041	539,995
BHP BILLITON FIN	$8,351,000 principal, 5.5%, due 4/01/2014	9,180,463
BM&F BOVESP MTN 144A	$100,000 principal, 5.5%, due 7/16/2020	102,500
BNSF RAILWAY CO	$962,625 principal, 5.996%, due 4/1/2024	1,119,465
BOSTON PPTY	$1,255,000 principal, 5.625%, due 4/15/2015	1,384,700
BOSTON PPTY	$407,000 principal, 6.25%, due 1/15/2013	423,009
BOSTON PPTY LTD	$870,000 principal, 5%, due 6/01/2015	942,333
BOSTON PPTY MTN	$1,900,000 principal, 4.125%, due 5/15/2021	1,911,231
BOSTON PT MTN	$200,000 principal, 5.875%, due 10/15/2019	225,161
BOSTON SCIENTIFIC	$250,000 principal, 6%, due 1/15/2020	278,995

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
BOSTON SCIENTIFIC	$400,000 principal, 7.375%, due 1/15/2040	$508,123
BOSTON SCIENTIFIC	$525,000 principal, 5.45%, due 6/15/2014	561,124
BOSTON SCIENTIFIC	$4,355,000 principal, 6.25%, due 11/15/2015	4,828,449
BOSTON SCIENTIFIC	$1,225,000 principal, 6.4%, due 6/15/2016	1,373,694
BRFKREDIT AS FRN 144A	$600,000 principal, 0.817%, due 4/15/2013	600,092
BURLINGTON 00-1	$73,621 principal, 8.251%, due 1/15/2021	89,096
BURLINGTON NO 99-2	$263,354 principal, 7.57%, due 1/2/2021	329,881
BURLINGTON NOR	$1,500,000 principal, 5.05%, due 3/01/2041	1,660,004
BURLINGTON NOR MTN	$1,965,000 principal, 4.7%, due 10/1/2019	2,204,551
BURLINGTON NORTH	$200,000 principal, 4.3%, due 7/01/2013	209,136
BURLINGTON NORTH SAN	$1,400,000 principal, 4.1%, due 6/1/2021	1,510,137
BURLINGTON NORTH SAN	$5,571,000 principal, 7%, due 2/1/2014	6,242,551
BURLINGTON/SANTA	$2,375,000 principal, 4.875%, due 1/15/2015	2,588,489
CAMERON INTL	$300,000 principal, 5.95%, due 6/1/2041	344,817
CAN NATURL RES GLB	$900,000 principal, 6.25%, due 3/15/2038	1,136,444
CANADA NAT RES	$200,000 principal, 6.75%, due 2/01/2039	268,974
CAPITAL ONE FIN	$2,090,000 principal, 3.15%, due 7/15/2016	2,099,384
CAPITAL ONE FIN	$600,000 principal, 4.75%, due 7/15/2021	617,232
CAPITAL ONE FIN	$3,695,000 principal, 6.75%, due 9/15/2017	4,141,301
CAPITAL ONE FIN	$7,815,000 principal, 7.375%, due 5/23/2014	8,587,380
CATERPILLAR	$3,100,000 principal, 1.375%, due 5/27/2014	3,136,831
CATERPILLAR FIN MTN	$5,000,000 principal, 1.375%, due 5/20/2014	5,063,185
CENOVUS ENERGY	$100,000 principal, 6.75%, due 11/15/2039	132,093
CENTERPOINT ENG	$300,000 principal, 5.85%, due 1/15/2041	345,070
CHUBB CORP	$100,000 principal, 6.5%, due 5/15/2038	128,353
CIGNA	$8,400,000 principal, 2.75%, due 11/15/2016	8,383,486
CIGNA	$425,000 principal, 8.5%, due 5/01/2019	532,215
CIGNA CORP	$1,475,000 principal, 6.15%, due 11/15/2036	1,579,535
CIGNA MTN	$1,885,000 principal, 5.125%, due 6/15/2020	2,031,777
CIT 144A	$200,000 principal, 5.25%, due 4/01/2014	199,250
CITIGROUP	$300,000 principal, 2.027%, due 1/13/2014	291,739
CITIGROUP	$1,475,000 principal, 2.203%, due 5/15/2018	1,268,264
CITIGROUP	$1,600,000 principal, 4.587%, due 12/15/2015	1,610,523
CITIGROUP	$13,775,000 principal, 4.75%, due 5/19/2015	13,952,904
CITIGROUP	$10,000,000 principal, 5.5%, due 4/11/2013	10,210,230
CITIGROUP	$400,000 principal, 5.875%, due 5/29/2037	398,822
CITIGROUP	$3,350,000 principal, 6.125%, due 11/21/2017	3,576,105
CITIGROUP	$200,000 principal, 6.875%, due 3/05/2038	219,361
CITIGROUP MTN	$1,275,000 principal, 6.01%, due 1/15/2015	1,332,182

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
CITIGROUP MTN	$1,700,000 principal, 8.125%, due 7/15/2039	$2,078,029
CITIGROUP MTN	$300,000 principal, 8.5%, due 5/22/2019	353,027
CLECO PWR LLC	$100,000 principal, 6%, due 12/1/2040	121,760
COMCAST	$6,000,000 principal, 5.85%, due 11/15/2015	6,827,568
COMCAST CORP	$675,000 principal, 5.9%, due 3/15/2016	772,745
COMCAST CORP	$300,000 principal, 6.3%, due 11/15/2017	354,928
COMCAST CORP	$100,000 principal, 6.55%, due 7/1/2039	123,076
COMCAST CORP	$30,000 principal, 6.95%, due 8/15/2037	38,103
COMCAST GLB	$2,125,000 principal, 5.875%, due 2/15/2018	2,456,426
COMCAST MTN	$1,200,000 principal, 6.4%, due 3/01/2040	1,488,869
COMET 2006-A5 A5	$10,000,000 principal, 0.302%, due 1/15/2016	9,981,298
COMNI 2009-A8	$6,700,000 principal, 2.342%, due 5/16/2016	6,741,150
COMWLTH EDISON	$2,000,000 principal, 1.625%, due 1/15/2014	2,014,708
CONOCOPHILLIPS MTN	$6,000,000 principal, 4.6%, due 1/15/2015	6,636,912
CONSOLIDAT EDISON	$200,000 principal, 6.75%, due 4/1/2038	279,529
COVIDIEN INT	$500,000 principal, 6%, due 10/15/2017	592,648
COX COM 144A	$1,000,000 principal, 9.375%, due 1/15/2019	1,352,317
COX COMMUN	$4,650,000 principal, 5.45%, due 12/15/2014	5,162,332
COX COMMUN	$4,205,000 principal, 5.5%, due 10/01/2015	4,732,412
COX COMMUN 144A	$2,525,000 principal, 5.875%, due 12/1/2016	2,915,895
COX COMMUN 144A	$1,200,000 principal, 6.45%, due 12/1/2036	1,289,272
CREDIT SUISSE MTN	$9,095,000 principal, 5.5%, due 5/1/2014	9,454,562
CREDIT SUISSE NY	$2,500,000 principal, 2.2%, due 1/14/2014	2,472,710
CROWN CSTL MTN 144A	$735,000 principal, 6.113%, due 1/15/2020	810,693
CSN RESOURCES SA 144A	$200,000 principal, 6.5%, due 7/21/2020	209,000
CSX CORP	$230,000 principal, 6.15%, due 5/1/2037	276,088
CSX CORP MTN	$500,000 principal, 5.5%, due 4/15/2041	565,220
CSX TRANSN	$660,303 principal, 8.375%, due 10/15/2014	751,847
CVS CAREM 144A	$192,790 principal,7.507, due 1/1/2032	222,985
CVS PASS THRU 144A	$400,000 principal, 5.926%, due 1/10/2034	412,780
DCENT 2007-A2	$10,000,000 principal, 0.814%, due 6/15/2015	10,027,589
DCENT 2009-A2	$5,000,000 principal, 1.542%, due 2/17/2015	5,038,070
DEUTSCHE TEL GLB	$1,000,000 principal, 8.75%, due 6/15/2030	1,393,000
DEXIA CR 144A	$800,000 principal, 0.644%, due 1/12/2012	799,875
DISCOVERY COMML	$400,000 principal, 4.375%, due 6/15/2021	422,073
DOW CHEMICAL	$650,000 principal, 7.375%, due 11/01/2029	823,766
DOW CHEMICAL	$2,516,000 principal, 8.55%, due 5/15/2019	3,290,805
DOW CHEMICAL	$1,250,000 principal, 9.4%, due 5/15/2039	1,875,813
DOW CHEMICAL COMPANY	$775,000 principal, 5.7%, due 5/15/2018	863,156

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
DOW CHEMICAL MTN	$5,778,000 principal, 5.9%, due 2/15/2015	$6,430,226
DUKE ENERGY CAR	$100,000 principal, 6.05%, due 4/15/2038	130,662
EDF SA 144A	$100,000 principal, 6.95%, due 1/26/2039	117,489
ENBRIDGE ENERGY	$100,000 principal, 7.5%, due 4/15/2038	132,269
ENCANA CORP	$1,000,000 principal, 5.15%, due 11/15/2041	1,018,847
ENCANA CORP	$200,000 principal, 6.5%, due 8/15/2034	233,235
ENEL FIN INTL	$3,000,000 principal, 5.7%, due 1/15/2013	3,011,430
ENERGY TRAN PTNR	$100,000 principal, 6.625%, due 10/15/2036	104,981
ENERGY TRANSFER	$500,000 principal, 7.5%, due 7/01/2038	569,948
ENTERPRISE PRODS	$10,000 principal, 5.75%, due 3/1/2035	10,613
FED DEPT ST	$2,895,000 principal, 6.9%, due 4/01/2029	3,179,749
FEDEX CORP	$3,050,000 principal, 7.375%, due 1/15/2014	3,408,134
FIRSTENERGY GL	$210,000 principal, 7.375%, due 11/15/2031	257,873
FLORIDA PWR & LT	$100,000 principal, 5.95%, due 2/1/2038	130,864
FLORIDA PWR	$110,000 principal, 6.35%, due 9/15/2037	147,437
FORD MTR CR	$1,700,000 principal, 8.7%, due 10/01/2014	1,895,500
FORD MTR CR GLB	$100,000 principal, 7%, due 10/01/2013	106,500
FORD MTR CR LLC	$4,875,000 principal, 5.625%, due 9/15/2015	4,972,500
FORD MTR CR LLC	$2,500,000 principal, 5.75%, due 2/01/2021	2,550,000
FORD MTR CR LLC	$400,000 principal, 7.8%, due 6/01/2012	412,000
FORD MTR CREDIT CO LLC	$100,000 Principal, 8%, due 6/1/2014	108,859
FRANCE TELECOM STEP	$200,000 principal, 8.5%, due 3/1/2031	284,777
GAZ CAP SA LU 144A	$1,100,000 principal, 5.092%, due 11/29/2015	1,112,870
GAZ CAP REGS	$100,000 principal, 6.51%, due 3/7/2022	101,500
GAZ CAPITAL REGS	$300,000 principal, 8.625%, due 4/28/2034	351,750
GAZ CAPITAL SA REGS	$100,000 principal, 9.25%, due 4/23/2019	118,890
GE CAP CORP	$300,000 principal, 5.875%, due 1/14/2038	317,314
GE CAP MTN	$6,400,000 principal, 3.5%, due 6/29/2015	6,711,789
GE CAP MTN	$2,950,000 principal, 5.5%, due 1/08/2020	3,244,802
GE CAP MTN S	$1,100,000 principal, 6.75%, due 3/15/2032	1,286,080
GE ELEC CAP	$12,500,000 principal, 2.1%, due 1/07/2014	12,688,363
GECAP	$100,000 principal, 6.15%, due 8/07/2037	109,199
GECAP MTN	$875,000 principal, 5.9%, due 5/13/2014	958,365
GECAP MTN	$100,000 principal, 6.875%, due 1/10/2039	119,594
GEMNT 2011-1 A	$10,000,000 principal, 5.25%, due 10/15/2013	10,063,869
GENERAL ELEC MTN 3.35	$5,040,000 principal, 3.35%, due 10/17/2016	5,249,810
GEORGIA PAC 144A	$600,000 principal, 5.4%, due 11/1/2020	657,000
GERDAU TRDE 144A	$1,600,000 principal, 5.75%, due 1/30/2021	1,586,000
GMAC LLC	$200,000 principal, 6.75%, due 12/01/2014	201,000

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
	GMAC LLC	$250,000 principal, 6.875%, due 8/28/2012	$253,125
	GOLDMAN SACH GLB	$10,000,000 principal, 5.25%, due 10/15/2013	10,204,720
	GOLDMAN SACHS	$310,000 principal, 6.125%, due 2/15/2033	299,932
	GOLDMAN SACHS FRN	$200,000 principal, 0.961%, due 7/22/2015	175,048
	GOLDMAN SACHS GLB	$1,500,000 principal, 7.5%, due 2/15/2019	1,656,153
	GOLDMAN SACHS MTN	$1,700,000 principal, 3.7%, due 8/1/2015	1,665,772
	GSINC	$300,000 principal, 1.080%, due 1/12/2015	265,946
	GSINC	$100,000 principal, 6.75%, due 10/01/2037	92,910
	GSINC FRN	$1,000,000 principal, 1.176%, due 9/29/2014	907,785
	HBOS PLC 144A	$250,000 principal, 6%, due 11/1/2033	152,752
	HBOS PLC 144A	$200,000 principal, 6.75%, due 5/21/2018	160,319
	HCA INC	$680,000 principal, 6.3%, due 10/01/2012	691,900
	HCP INC	$500,000 principal, 6.75%, due 2/1/2041	564,260
	HEALTHNET	$1,025,000 principal, 6.375%, due 6/1/2017	1,066,000
	HEINZ HJ FIN 144A	$200,000 principal, 7.125%, due 8/1/2039	275,416
*	HEWLETT-PACKARD CO	$1,325,000 principal, 3.3%, due 12/09/2016	1,353,269
*	HEWLETT-PACKARD CO	$3,300,000 principal, 6.125%, due 3/1/2014	3,558,595
*	HEWLETT-PACKARD CO	$3,600,000 principal, 2.65%, due 6/1/2016	3,572,827
	HOUSEHOLD GLBL	$5,150,000 principal, 4.75%, due 7/15/2013	5,259,504
	HSBC BANK USA	$30,000 principal, 5.875%, due 11/1/2034	28,896
	HSBC BK USA	$3,647,000 principal, 4.625%, due 4/1/2014	3,726,866
	HSBC BNK PLC MTN 144A	$2,337,000 principal, 3.5%, due 6/28/2015	2,356,252
	HSBC HLDGS	$1,950,000 principal, 6.5%, due 5/02/2036	1,967,170
	HSBC HLDGS	$850,000 principal, 6.5%, due 9/15/2037	837,684
	HSBC HLDGS PLC	$1,350,000 principal, 5.1%, due 4/05/2021	1,433,970
	HSBC HLDGS PLC	$200,000 principal, 6.85, due 6/01/2038	206,815
	ICICI BANK 144	$600,000 principal, 6.625%, due 10/3/2012	614,373
	ING BANK NV 144A	$900,000 principal, 1.875%, due 6/9/2014	862,012
	ING BK NV 144A	$6,650,000 principal, 3.9%, due 3/19/2014	7,016,581
	INTL LEASE FIN	$200,000 principal, 6.375%, due 3/25/2013	199,000
	JP MORGAN CH XVII	$925,000 principal, 5.85%, due 8/1/2035	930,282
	JPMC CAP XXII	$200,000 principal, 6.45%, due 2/02/2037	200,000
	JPMC CO	$1,400,000 principal, 4.4%, due 7/22/2020	1,429,196
	JPMC CO	$1,500,000 principal, 6.4%, due 5/15/2038	1,738,235
	JPMC CO MTN	$10,000,000 principal, 2.05%, due 1/24/2014	10,008,570
	JPMC CO MTN	$100,000 principal, 6.3%, due 4/23/2019	113,230
	JPMORGAN CHASE & CO	$7,955,000 principal, 3.45%, due 3/1/2016	8,083,457
	JPMORGAN CHASE	$1,550,000 principal, 4.95%, due 3/25/2020	1,646,889
	JPMORGAN CHASE	$200,000 principal, 5.4%, due 1/06/2042	208,308

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
KAUPTHING MTN 144A	$1,125,000 principal, 7.125%, due 5/19/2016	$5,738
KINDER MORGAN	$200,000 principal, 5.8%, due 3/15/2035	205,746
KOREA NATL HSG	$2,575,000 principal, 4.875%, due 9/10/2014	2,696,697
KRAFT FOODS	$1,295,000 principal, 6.5%, due 2/9/2040	1,681,512
KRAFT FOODS INC	$500,000 principal, 7%, due 8/11/2037	666,790
LAFARGE SA 144A	$9,350,000 principal, 5.5%, due 7/09/2015	9,516,785
LAFARGE SA	$1,470,000 principal, 6.5%, due 7/15/2016	1,499,704
LEH	$100,000 principal, 7.5%, due 5/11/2038	10
LENNAR CORP	$1,300,000 principal, 5.6%, due 5/31/2015	1,287,000
LIBERTY MEDIA	$90,000 principal, 8.25%, due 2/01/2030	86,513
LIBERTY MEDIA	$260,000 principal, 8.5%, due 7/15/2029	252,200
LIBERTY MUT 144A	$400,000 principal, 7.25%, due 9/1/2012	412,318
LLOYDS TSB MTN12/VAR 144A	$100,000 principal, 12%, due 12/31/2049	91,596
MACYS RETAIL HL	$275,000 principal, 8.375%, due 7/15/2029	317,554
MAJAPAHIT HLDG REGS	$1,000,000 principal, 7.75%, due 1/20/2020	1,161,250
MAY DEPT	$100,000 principal, 6.7%, due 7/15/2034	110,204
MAY DEPT STORES	$1,461,000 principal, 6.7%, due 9/15/2028	1,524,194
MAY DEPT STORES	$100,000 principal, 6.9%, due 1/15/2032	108,847
MAY DEPT STR GLBL	$675,000 principal, 6.65%, due 7/15/2024	752,528
MBNAS 2006-A5	$5,736,000 principal, 0.3213%, due 10/15/2015	5,732,163
MERRILL LYN CO	$800,000 principal, 5.45%, due 2/05/2013	805,883
MERRILL LYN CO	$8,250,000 principal, 6.15%, due 4/25/2013	8,328,128
MERRILL LYNCH	$3,000,000 principal, 6.875%, due 11/15/2018	2,891,445
MET LIFE GLBL MTN 144A	$12,500,000 principal, 2%, due 1/10/2014	12,575,750
METLIFE INC	$900,000 principal, 6.375%, due 6/15/2034	1,062,123
MORGAN STANLEY	$5,000,000 principal, 5.3%, due 3/01/2013	5,061,650
MORGAN STANLEY	$500,000 principal, 7.3%, due 5/13/2019	509,081
MORGAN STANLEY GLB	$1,500,000 principal, 6%, due 4/28/2015	1,502,834
MORGAN STANLEY GLB	$100,000 principal, 6.625%, due 4/1/2018	98,719
MSTDW	$700,000 principal, 7.25%, due 4/01/2032	712,814
NBCUNIVERSAL MED	$400,000 principal, 5.95%, due 4/1/2041	469,253
NBCUNIVERSAL MED	$200,000 principal, 6.4%, due 4/30/2040	245,417
NEWMONT MINING	$500,000 principal, 6.25%, due 10/1/2039	590,910
NEWS AMER INC	$1,375,000 principal, 6.65%, due 11/15/2037	1,555,140
NGPL PIPECO 144A	$1,000,000 principal, 7.768%, due 12/15/2037	906,725
NOKIA CORP	$100,000 principal, 6.625%, due 5/15/2039	95,716
NORDEA BK AG 144A	$4,000,000 principal, 2.125%, due 1/14/2014	3,923,364
NORDEA BK FRN 144A	$1,100,000 principal, 1.467%, due 1/14/2014	1,074,753
NORDSTROM	$500,000 principal, 6.95%, due 3/15/2028	624,764

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
NORDSTROM GLB	$800,000 principal, 6.25%, due 1/15/2018	$945,931
NORDSTROM MTN	$1,941,000 principal, 6.75%, due 6/1/2014	2,176,901
NORFOLK SOUTHERN	$475,000 principal, 7.7%, due 5/15/2017	609,727
NORFOLKS MTN	$175,000 principal, 5.9%, due 6/15/2019	212,574
NWSTRN MUT 144A	$100,000 principal, 6.063%, due 3/30/2040	119,814
OMX TIMBER VAR 144A	$1,000,000 principal, 5.42%, due 1/29/2020	1,041,700
ONEOK PARTNERS	$100,000 principal, 6.85%, due 10/15/2037	121,207
ONTARIO PROVINCE	$200,000 principal, 4.4%, due 4/14/2020	227,800
PACIFIC GAS & ELE	$500,000 principal, 6.25%, due 3/1/2039	643,169
PACIFIC LIF INS 144A	$1,100,000 principal, 9.25%, due 6/15/2039	1,462,575
PETROBRAS INTL	$200,000 principal, 6.875%, due 1/20/2040	228,000
PETROLEOS MEXICANOS	$100,000 principal, 8%, due 5/3/2039	124,750
PETROLEOS MX 144A	$1,000,000 principal, 6.5%, due 6/2/2041	1,120,000
PFIZER	$600,000 principal, 7.2%, due 3/15/2039	884,105
PG&E	$310,000 principal, 6.05%, due 3/01/2034	383,072
PHILIP MOR INT	$100,000 principal, 6.375%, due 5/16/2038	130,126
PHILIPS ELECT	$1,420,000 principal, 4.625%, due 3/11/2013	1,482,371
POTASH CORP	$200,000 principal, 5.625%, due 12/1/2040	243,717
PPG INDUSTRS	$200,000 principal, 5.5%, due 11/15/2040	231,166
PRIDE INTL	$700,000 principal, 7.875%, due 8/15/2040	910,295
PRIVATE EXPORT	$800,000 principal, 4.3%, due 12/15/2021	927,487
PROGRESS ENERGY	$100,000 principal, 7.75%, due 3/01/2031	141,796
PROVIDENT COMPA	$471,000 principal, 7.25%, due 3/15/2028	502,233
PROVIDENT COS	$300,000 principal, 7%, due 7/15/2018	326,149
PRUDENTIAL FINAN	$200,000 principal, 6.2%, due 11/15/2040	208,909
PUGET ENERGY IN	$300,000 principal, 6%, due 9/01/2021	310,416
RABOBANK NL UTREC MTN	$10,000,000 principal, 1.85%, due 1/10/2014	9,949,500
RABOBANK NLD MTN	$800,000 principal, 5.25%, due 5/24/2041	782,718
RAYTHEON	$1,750,000 principal, 1.625%, due 10/15/2015	1,762,309
RBS PLC	$3,425,000 principal, 4.375%, due 3/16/2016	3,268,039
RBS PLC	$2,150,000 principal, 6.125%, due 1/11/2021	2,120,313
RCI BANQUE SA 144A	$2,000,000 principal, 3.4%, due 4/11/2014	1,950,966
REED ELSEVIER	$5,520,000 principal, 7.75%, due 1/15/2014	6,159,360
REED ELSEVIER C	$1,850,000 principal, 8.625%, due 1/15/2019	2,308,325
REPUBLIC NY	$550,000 principal, 9.5%, due 4/15/2014	605,427
ROCKIES EXP 144A	$900,000 principal, 6.875%, due 4/15/2040	826,653
ROYAL BK OF SCOT	$6,310,000 principal, 3.25%, due 1/11/2014	6,047,037
ROYAL BK OF SCOT MTN	$550,000 principal, 5.625%, due 8/24/2020	527,342
ROYAL BK OF SCTLD	$200,000 principal, 1.461%, due 4/23/2012	200,291

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
ROYAL BK SCT 144A	$400,000 principal, 0.751%, due 3/30/2012	$399,933
SBAP 2004-20L 1	$64,304 principal, 4.87%, due 12/1/2024	71,224
SBAP 2005-20A 1	$33,312 principal, 4.86%, due 1/1/2025	36,535
SBAP 2005-20E 1	$27,458 principal, 4.84%, due 5/1/2025	30,161
SBAP 2006-20J 1	$625,124 principal, 5.37%, due 10/1/2026	698,585
SBAP 2006-20L 1	$654,070 principal, 5.12%, due 12/1/2026	727,621
SHELL INTL FIN	$6,800,000 principal, 3.1%, due 6/28/2015	7,291,762
SHELL INTL FIN	$100,000 principal, 5.5%, due 3/25/2040	124,700
SLM CORP MTN	$1,000,000 principal, 8%, due 3/25/2020	1,010,000
SLM MEDIUM	$2,000,000 principal, 8.45%, due 6/15/2018	2,060,000
SLM MTN	$300,000 principal, 5.625%, due 8/01/2033	223,460
SLMA 2006-3 A4 3ML+8	$675,182 principal, 0.640%, due 7/25/2019	668,917
SLMA 2007-2 A2 3ML	$936,066 principal, 0.560%, due 7/25/2017	928,225
SLMA 2008-5 A2	$13,989,123 principal, 1.66%, due 10/25/2016	14,098,975
SLMA 2008-9 A	$226,268 principal, 2.060%, due 4/25/2023	231,474
SOUTHERN CAL ED	$100,000 principal, 5.55%, due 1/15/2037	122,972
SOUTHERN CAL ED	$130,000 principal, 5.625%, due 2/1/2036	160,675
SPRINT CAP CRP	$200,000 principal, 6.875%, due 11/15/2028	143,240
SPRINT CAP GLBL	$250,000 principal, 6.9%, due 5/01/2019	205,625
SPRINT NEXTEL	$2,125,000 principal, 6%, due 12/01/2016	1,763,750
SSIF NV LP 144A	$1,800,000 principal, 1.267%, due 4/14/2014	1,771,454
ST PAUL COS	$1,310,000 principal, 6.25%, due 6/20/2016	1,526,796
ST PAUL TRAVELERS	$3,785,000 principal, 5.5%, due 12/01/2015	4,246,766
STATOIL ASA	$400,000 principal, 4.25%, due 11/23/2041	416,831
STONE STRT TR 144A	$1,500,000 principal, 5.902%, due 12/15/2015	1,378,095
SUMITOMO BK 144A	$10,000,000 principal, 1.95%, due 1/14/2014	10,118,200
TARGET CORP GLB	$100,000 principal, 7%, due 1/15/2038	139,527
TEACHERS INS	$100,000 principal, 6.85%, due 12/16/2039	128,105
TELECOM ITALI	$850,000 principal, 6.999%, due 6/4/2018	794,463
TELECOM ITALIA	$825,000 principal, 5.25%, due 11/15/2013	792,592
TELECOM ITALIA CAP	$1,575,000 principal, 7.175%, due 6/18/2019	1,475,531
TENN VLY AUTH	$100,000 principal, 4.625%, due 9/15/2060	119,071
TIME WARNER	$9,700,000 principal, 3.15%, due 7/15/2015	10,090,842
TIME WARNER	$100,000 principal, 6.2%, due 3/15/2040	117,570
TIME WARNER CAB	$600,000 principal, 5.875%, due 11/15/2040	648,143
TIME WARNER CAB	$825,000 principal, 8.75%, due 2/14/2019	1,053,174
TIME WARNER CBL	$200,000 principal, 6.55%, due 5/1/2037	227,097
TIME WARNER MTN	$7,950,000 principal, 7.5%, due 4/1/2014	8,902,187
TIME WARNER MTN	$2,775,000 principal, 8.25%, due 4/1/2019	3,484,443

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
TIME WARNER	$900,000 principal, 5.375%, due 10/15/2041	$972,928
TIME WARNER	$900,000 principal, 6.1%, due 7/15/2040	1,053,106
TIME WARNER	$100,000 principal, 6.25%, due 3/29/2041	119,667
TRANSCANADA PIPE	$100,000 principal, 7.625%, due 1/15/2039	143,964
TRANS-CANADA PL GLB	$200,000 principal, 7.25%, due 8/15/2038	275,947
TRANSNEFT REGS	$200,000 principal, 7.7%, due 8/07/2013	215,536
TRANSOCEAN	$800,000 principal, 6.8%, due 3/15/2038	805,071
TRAVELERS COS	$1,000,000 principal, 3.9%, due 11/01/2020	1,064,661
TRAVELERS MTN	$150,000 principal, 5.75%, due 12/15/2017	175,131
TRAVELERS PPTY	$1,800,000 principal, 5%, due 3/15/2013	1,877,882
UBS AG STAM NT	$100,000 principal, 5.75%, due 4/25/2018	103,580
UBS AG STAMFORD	$3,000,000 principal, 2.25%, due 1/28/2014	2,919,645
UNION PAC	$2,149,331 principal, 6.176%, due 1/2/2031	2,657,998
UNION PAC 6 TR	$568,652 principal, 5.866%, due 7/02/2030	659,516
UNION PAC	$100,000 principal, 6.15%, due 5/1/2037	124,305
UNION PACIFIC	$9,365,000 principal, 4.875%, due 1/15/2015	10,270,773
UNION PACIFIC 99-A	$223,208 principal, 7.6%, due 1/2/2020	268,860
UNION PACIFIC PTC	$744,249 principal, 4.698%, due 1/2/2024	829,266
UNION PACIFIC PTC	$260,383 principal, 5.082%, due 1/2/2029	291,979
UNITED MEXICAN	$800,000 principal, 5.125%, due 1/15/2020	916,000
UNITEDHEALTH	$400,000 principal, 4.625%, due 11/15/2041	419,687
UNUM CORP	$191,000 principal, 6.75%, due 12/15/2028	201,358
UNUMPROVIDENT 144A	$125,000 principal, 6.85%, due 1/15/2015	138,150
UPAC	$700,000 principal, 4.163%, due 7/15/2022	759,440
USCOUP	$100,000 principal, 0.0%, due 5/15/2037	45,873
VALE OVERSEAS	$200,000 principal, 6.875%, due 11/10/2039	228,685
VERIZON COM 144A	$2,350,000 principal, 1.95%, due 3/28/2014	2,398,805
VERIZON COM	$400,000 principal, 6.9%, due 4/15/2038	533,671
VERIZON COM	$300,000 principal, 7.35%, due 4/1/2039	418,644
VERIZON COMMUNC	$700,000 principal, 6%, due 4/01/2041	866,191
VERIZON GLBL	$130,000 principal, 5.85%, due 9/15/2035	155,042
VIRGINIA ELEC PWR CO	$240,000 principal, 6%, due 5/15/2037	305,809
VODAFONE	$200,000 principal, 6.15%, due 2/27/2037	248,427
VULCAN MATERIAL	$525,000 principal, 6.5%, due 12/01/2016	542,062
VULCAN MATERIAL	$1,225,000 principal, 7.5%, due 6/15/2021	1,323,000
WACHOVIA BK NA	$300,000 principal, 5.85%, due 2/1/2037	313,426
WACHOVIA MTN	$550,000 principal, 5.75%, due 2/1/2018	624,650
WALMART	$1,000,000 principal, 6.2%, due 4/15/2038	1,340,364
WALMART	$400,000 principal, 6.5%, due 8/15/2037	551,564

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
WALMART STORES	$900,000 principal, 5.625%, due 4/15/2041	$1,160,733
WELLPOINT GLB	$200,000 principal, 5.875%, due 6/15/2017	230,507
WELLPOINT GLBL	$4,150,000 principal, 5%, due 12/15/2014	4,534,867
WELLPOINT GLBL	$4,800,000 principal, 5.25%, due 1/15/2016	5,374,872
WELLPOINT INC	$900,000 principal, 6%, due 2/15/2014	981,122
WELLPOINT INC	$1,835,000 principal, 7%, due 2/15/2019	2,213,423
WELLS FARGO MTN	$6,000,000 principal, 3.625%, due 4/15/2015	6,282,042
WELLS FARGO&COM	$1,000,000 principal, 3.676%, due 6/15/2016	1,045,212
WESTFIELD 144A	$5,000,000 principal, 5.125%, due 11/15/2014	5,239,260
WEYERHAEUSER	$1,100,000 principal, 7.375%, due 3/15/2032	1,152,996
WHITE NGT(GAZ) REGS	$100,000 principal, 10.5%, due 3/25/2014	112,000
WILLIAMS COS	$124,000 principal, 8.75%, due 3/15/2032	162,244
WILLIAMS COS GLB	$495,000 principal, 7.5%, due 1/15/2031	602,441
WILLIAMS PARTNER	$500,000 principal, 6.3%, due 4/15/2040	608,499
WOODSIDE FIN144A	$3,250,000 principal, 4.5%, due 11/10/2014	3,422,412
WYETH	$5,375,000 principal, 5.5%, due 2/01/2014	5,892,983
WYETH	$100,000 principal, 5.95%, due 4/01/2037	127,857
WYETH	$500,000 principal, 6.5%, due 2/01/2034	675,221
XEROX CORP	$650,000 principal, 6.35%, due 5/15/2018	732,005
XEROX CORP	$2,875,000 principal, 6.4%, due 3/15/2016	3,217,539
XEROX CORP	$875,000 principal, 6.75%, due 2/01/2017	1,002,517
XEROX MTN	$8,125,000 principal, 8.25%, due 5/15/2014	9,169,095
		753,362,249
U.S. Government securities
CGCMT 2007-FL3A A1	$231,335 principal, 0.355%, due 4/15/2022	227,646
CWALT 2005-81 A1	$58,722 principal, 0.524%, due 2/25/2037	28,605
DBUBS 2011-LC2A A1FL CMBS	$864,757 principal, 1.605%, due 7/10/2044	860,990
ESA 10-ESHA A 144E	$97,997 principal, 2.951%, due 8/10/2035	98,168
FB 2005-1 A3	$400,000 principal, 5.278%, due 8/10/2035	443,186
FFCB	$25,000,000 principal, 1.125%, due 2/27/2014	25,350,450
FFCB	$600,000 principal, 5.160%, due 3/14/2022	742,829
FHLB 00-0606 Y	$271,593 principal, 5.270%, due 12/28/2012	281,201
FHLB SK-2015 1	$670,058 principal, 5.14%, due 8/18/2015	721,587
FHLG #E01444	$668,566 principal, 3.5%, due 8/1/2018	702,842
FHLG #E01401	$393,866 principal, 4%, due 6/1/2018	414,298
FHLG #E01418	$423,439 principal, 4%, due 7/1/2018	445,649
FHLG #E01606	$597,835 principal, 4.5%, due 4/1/2019	638,166
FHLG #G11896	$1,943,539 principal, 4.5%, due 1/1/2021	2,066,697
FHLG #G12471	$3,426,028 principal, 4.5%, due 12/1/2018	3,635,098

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FHLG #B13067	$905,520 principal, 4.5%, due 3/1/2019	$966,191
FHLG #E02684	$2,693,876 principal, 4.5%, due 3/1/2025	2,861,214
FHLG #E97055	$891,293 principal, 4.5%, due 6/1/2018	946,624
FHLG #G12250	$998,924 principal, 4.5%, due 6/1/2021	1,060,975
FHLG #G12379	$758,981 principal, 4.5%, due 6/1/2021	806,128
FHLG #G13272	$924,888 principal, 4.5%, due 8/1/2020	986,196
FHLG #G12446	$1,043,435 principal, 4.5%, due 9/1/2020	1,107,599
FHLG #P60959	$6,975,042 principal, 4.5%, due 9/1/2020	7,440,195
FHLG #G13318	$1,703,978 principal, 5%, due 10/1/2020	1,830,383
FHLG #G12870	$208,418 principal, 5%, due 12/1/2021	224,139
FHLG #G11683	$243,415 principal, 5%, due 2/1/2020	261,472
FHLG #E95004	$2,530,986 principal, 5%, due 3/1/2018	2,709,248
FHLG #G11987	$1,209,019 principal, 5%, due 4/1/2021	1,300,217
FHLG #G18251	$503,645 principal, 5%, due 5/1/2023	539,748
FHLG #B15068	$919,539 principal, 5%, due 6/1/2019	993,462
FHLG #G13533	$538,194 principal, 5%, due 7/1/2018	577,289
FHLG #J08220	$4,174,715 principal, 5%, due 7/1/2023	4,473,967
FHLG #G18009	$988,120 principal, 5%, due 9/1/2019	1,061,420
FHLG #G12593	$382,318 principal, 5%, due 9/1/2021	411,157
FHLG #G13493	$3,408,643 principal, 5.5%, due 1/1/2024	3,690,122
FHLG #G12454	$476,587 principal, 5.5%, due 11/1/2021	515,793
FHLG #G12717	$831,164 principal, 5.5%, due 11/1/2021	899,280
FHLG #G11805	$658,245 principal, 5.5%, due 12/1/2019	710,564
FHLG #G13774	$161,635 principal, 5.5%, due 12/1/2020	175,238
FHLG #G12922	$493,045 principal, 5.5%, due 12/1/2022	533,451
FHLG #G13857	$3,887,126 principal, 5.5%, due 12/1/2024	4,206,902
FHLG #G13889	$4,392,685 principal, 5.5%, due 12/1/2024	4,755,425
FHLG #G12578	$4,012,694 principal, 5.5%, due 2/1/2022	4,344,055
FHLG #G11941	$2,062,801 principal, 5.5%, due 4/1/2021	2,231,854
FHLG #G12609	$462,601 principal, 5.5%, due 4/1/2022	500,657
FHLG #G12649	$714,795 principal, 5.5%, due 5/1/2022	773,821
FHLG #G13645	$11,788,053 principal, 5.5%, due 5/1/2024	12,757,804
FHLG #G12322	$2,621,713 principal, 5.5%, due 7/1/2021	2,836,570
FHLG #G12679	$499,646 principal, 5.5%, due 8/1/2020	543,550
FHLG #G01749	$2,391,171 principal, 5.5%, due 1/1/2035	2,597,709
FHLG #G01665	$501,676 principal, 5.5%, due 3/1/2034	545,165
FHLG #G06020	$6,500,378 principal, 5.5%, due 12/1/2039	7,039,507
FHLG #G14160	$1,206,935 principal, 6%, due 1/1/2024	1,297,503
FHLG #J03686	$156,773 principal, 6%, due 11/1/2016	168,534

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FHLG #G12834	$1,201,143 principal, 6%, due 11/1/2022	$1,296,531
FHLG #J06466	$1,369,437 principal, 6%, due 11/1/2022	1,480,330
FHLG #E02429	$125,127 principal, 6%, due 12/1/2022	135,298
FHLG #G11516	$477,015 principal, 6%, due 3/1/2018	512,810
FHLG #G11601	$242,159 principal, 6%, due 2/1/2019	260,330
FHLG #G12511	$1,172,766 principal, 6%, due 2/1/2022	1,266,634
FHLG #G12610	$166,864 principal, 6%, due 3/1/2022	180,115
FHLG #G13346	$1,180,667 principal, 6%, due 3/1/2023	1,274,429
FHLG #G12277	$319,584 principal, 6%, due 8/1/2021	344,964
FHLG #J05404	$1,495,965 principal, 6%, due 8/1/2022	1,614,766
FHLG #E01203	$270,860 principal, 6%, due 9/1/2017	292,498
FHLG #G02987	$3,296,173 principal, 6%, due 5/1/2037	3,616,654
FHLG #G04715	$12,230,525 principal, 6%, due 6/1/2038	13,419,674
FHLG #H09203	$599,909 principal, 6%, due 6/1/2038	653,550
FHLG #H09203	$715,498 principal, 6%, due 6/1/2038	779,475
FHLG #G03457	$1,223,108 principal, 6%, due 11/1/2037	1,340,882
FHLG #G06571	$2,133,840 principal, 6%, due 11/1/2037	2,339,309
FHLG #G12875	$938,218 principal, 6.5%, due 11/1/2022	1,038,995
FHLG #G12602	$904,638 principal, 6.5%, due 3/1/2022	997,794
FHLG #E00996	$375,508 principal, 6.5%, due 7/1/2016	405,180
FHLG #G13621	$1,060,471 principal, 6.5%, due 8/1/2021	1,148,248
FHLG #A64639	$707,295 principal, 6.5%, due 8/1/2037	782,694
FHLG #H09207	$1,358,881 principal, 6.5%, due 8/1/2038	1,486,754
FHLG #H09069	$542,401 principal, 6.5%, due 9/1/2037	593,442
FHLG #H09070	$366,573 principal, 6.5%, due 9/1/2037	401,068
FHLG #H09098	$519,279 principal, 6.5%, due 10/1/2037	568,144
FHLG #H09197	$921,063 principal, 6.5%, due 10/1/2038	1,007,737
FHLG #G01768	$597,061 principal, 6.5%, due 12/1/2031	669,237
FHLG #G01767	$885,101 principal, 6.5%, due 12/1/2032	992,281
FHLG #G06084	$11,142,586 principal, 6.5%, due 12/1/2038	12,351,296
FHLG #G04772	$308,994 principal, 7%, due 8/1/2038	345,736
FHLG 20YR C90871	$471,606 principal, 5%, due 12/1/2024	508,991
FHLG 20YR C90908	$426,344 principal, 5%, due 7/1/2025	460,140
FHLG 20YR C90946	$383,699 principal, 5.5%, due 1/1/2026	416,810
FHLG 20YR G30303	$388,496 principal, 5.5%, due 11/1/2023	423,234
FHLG 20YR C90676	$448,875 principal, 5.5%, due 5/1/2023	489,012
FHLM ARM 783058	$349,441 principal, 2.48%, due 3/1/2035	365,684
FHLM ARM 1K0164	$12,219,510 principal, 4.939%, due 4/1/2038	13,049,624
FHLM ARM 1Q0559	$11,784,466 principal, 5.201%, due 6/1/2038	12,609,479

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FHLM ARM 1Q0480	$21,551,990 principal, 5.161%, due 2/1/2038	$22,952,869
FHLM ARM 1Q0092	$388,647 principal, 2.479%, due 3/1/2036	406,861
FHLM ARM 1Q0378	$7,993,422 principal, 5.543%, due 12/1/2037	8,530,680
FHLM ARM 1Q1101	$6,854,500 principal, 3.915%, due 8/1/2037	7,300,042
FHLM ARM 1Q0379	$5,792,302 principal, 5.741%, due 11/1/2037	6,294,845
FHLMC	$45,000,000 principal, 1.375%, due 2/25/2014	45,737,415
FHLMC	$100,000 principal, 6.75%, due 3/15/2031	150,513
FHLMC PRIN STRIP	$2,200,000 principal, 0.0%, due 3/15/2031	1,110,976
FHMS K702 A1	$7,790,096 principal, 2.084%, due 12/25/2017	7,952,177
FHMS K703 A1	$2,195,896 principal, 1.873%, due 1/25/2018	2,225,559
FHR 2091 PG	$1,837,715 principal, 6%, due 11/15/2028	2,054,462
FHR 2209 B	$1,001,504 principal, 7.5%, due 1/20/2030	1,181,558
FHR 2425 JH	$44,013 principal, 6%, due 3/15/2017	47,511
FHR 2456 CJ	$854,851 principal, 6.5%, due 6/15/2032	965,998
FHR 2523 UP	$161,736 principal, 5%, due 4/15/2022	161,894
FHR 2525 BG	$7,382,095 principal, 5.5%, due 7/15/2032	7,855,466
FHR 2534 EC	$177,788 principal, 5%, due 5/15/2022	179,380
FHR 2538 PE	$78,644 principal, 5.5%, due 9/15/2031	79,008
FHR 2543 LX	$521,195 principal, 5%, due 12/15/2017	557,437
FHR 2557 GU	$542,455 principal, 5%, due 1/15/2018	580,566
FHR 2558 JS	$51,662 principal, 4.5%, due 6/15/2022	52,687
FHR 2561 UE	$1,538,276 principal, 5.5%, due 6/15/2022	1,579,296
FHR 2568 GE	$483,368 principal, 5.5%, due 9/15/2031	496,496
FHR 2574 JM	$472,935 principal, 5%, due 12/15/2022	493,045
FHR 2575 KA	$472,314 principal, 5%, due 11/15/2017	488,595
FHR 2582 CB	$15,279,169 principal, 5%, due 3/15/2018	16,380,470
FHR 2582 PE	$142,252 principal, 5.5%, due 12/15/2031	143,741
FHR 2614 NA	$326,556 principal, 3.75%, due 4/15/2033	332,672
FHR 2617 VT	$399,904 principal, 5%, due 5/15/2014	404,193
FHR 2626 TB	$840,600 principal, 5%, due 6/15/2033	915,949
FHR 2628 AB	$943,615 principal, 4.5%, due 6/15/2018	983,980
FHR 2631 MC	$761,121 principal, 5%, due 2/15/2032	784,060
FHR 2646 HC	$285,299 principal, 5%, due 5/15/2029	288,456
FHR 2661 FG 1ML+45	$548,804 principal, 0.693%, due 3/15/2017	551,080
FHR 2663 ME	$4,900,000 principal, 5%, 8/15/2018	5,369,862
FHR 2666 OC	$923,537 principal, 5.5%, due 1/15/2022	951,931
FHR 2681 PD	$571,472 principal, 5%, due 8/15/2020	571,373
FHR 2683-JB	$2,440,000 principal, 4%, due 9/15/2018	2,559,282
FHR 2710 HJ	$284,854 principal, 4.75%, due 12/15/2022	291,702

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FHR 2717 LG	$299,244 principal, 5.5%, due 4/15/2032	$309,425
FHR 2720 PC	$135,329 principal, 5%, due 12/15/2023	145,529
FHR 2723 EA	$288,204 principal, 5%, due 1/15/2018	293,715
FHR 2727 PD	$99,604 principal, 4.5%, due 6/15/2029	101,004
FHR 2765 CA	$291,548 principal, 4%, due 7/15/2017	295,412
FHR 2773 HJ	$815,820 principal, 4%, due 12/15/2017	824,783
FHR 2786 BC	$1,000,000 principal, 4%, due 4/15/2019	1,060,309
FHR 2795 CL	$41,575 principal, 4.5%, due 7/15/2017	41,888
FHR 2809 DB	$84,622 principal, 4.5%, due 7/15/2017	84,494
FHR 2843 VA	$82,189 principal, 5.5%, due 7/15/2015	86,644
FHR 2860 CA	$122,540 principal, 5%, due 1/15/2019	126,308
FHR 2864 NA	$571,331 principal, 5.5%, due 1/15/2031	588,961
FHR 2870 KC	$350,815 principal, 4.25%, due 5/15/2018	355,409
FHR 2886 BD	$475,180 principal, 4.5%, due 4/15/2019	493,495
FHR 2890 KA	$206,669 principal, 4.5%, due 3/15/2018	209,372
FHR 2890 KC	$607,424 principal, 4.5%, due 2/15/2019	627,463
FHR 2890 PC	$226,144 principal, 5%, due 7/15/2030	229,286
FHR 2892 AD	$88,884 principal, 5%, due 11/5/2024	95,681
FHR 2899 TC	$713,902 principal, 5%, due 4/15/2019	740,653
FHR 2922 Z	$885,454 principal, 5.5%, due 1/15/2032	908,507
FHR 2938 EB	$1,579,542 principal, 5%, due 2/15/2025	1,702,566
FHR 2951 MG	$91,043 principal, 5.5%, due 9/15/2022	91,747
FHR 2965 GC	$586,931 principal, 4.5%, due 11/15/2018	601,397
FHR 2975 OE	$945,862 principal, 5.5%, due 10/15/2031	967,252
FHR 2980 LC	$159,098 principal, 5.5%, due 8/15/2030	159,554
FHR 3070 QD	$48,040 principal, 5%, due 9/15/2028	47,968
FHR 3080 UA	$4,501 principal, 5.5%, due 3/15/2032	4,499
FHR 3113 QB	$76,343 principal, 5%, due 2/15/2029	76,318
FHR 3116 AC	$1,000,000 principal, 5.5%, due 12/15/2032	1,014,161
FHR 3138 GW	$240,045 principal, 5%, due 12/15/2023	244,403
FHR 3147 YE	$370,934 principal, 5.5%, due 7/15/2024	379,024
FHR 3197 D	$215,409 principal, 5%, due 3/15/2032	216,194
FHR 3200 DA	$329,005 principal, 5.5%, due 2/15/2034	334,239
FHR 3201 WA	$701,228 principal, 5.5%, due 8/15/2033	717,482
FHR 3284 EA	$281,807 principal, 5.5%, due 12/15/2019	286,233
FHR 3291 BY	$1,700,000 principal, 4.5%, due 3/15/2022	1,857,637
FHR 3294 DA	$367,843 principal, 4.5%, due 12/15/2020	378,817
FHR 3440 JA	$806,121 principal, 4.5%, due 10/15/2017	839,518
FHR 3451 AB	$216,107 principal, 5%, due 9/15/2034	220,451

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FHR 3487 MA	$376,168 principal, 5.5%, due 11/15/2034	$382,009
FHRR R001 AE	$9,613 principal, 4.375%, due 4/15/2015	9,599
FICO	$700,000 principal, 0.0%, due 10/6/2016	658,442
FICO	$400,000 principal, 0.0%, due 12/27/2018	347,155
FNGT 2001-T10 A1	$133,694 principal, 7%, due 12/25/2041	150,384
FNGT 2001-T5 A2 CSTR	$426,900 principal, 6.991%, due 2/19/2030	475,228
FNMA #MA0583	$50.232 principal, 4%, due 12/1/2040	52,762
FNMA #AD0310	$3,068,461 principal, 7%, due 12/1/2038	3,430,443
FNMA #734741	$298,960 principal, 4%, due 10/1/2018	315,326
FNMA #555969	$561,718 principal, 4%, due 12/1/2018	592,468
FNMA #888226	$10,716,040 principal, 4%, due 3/1/2020	11,309,233
FNMA #888303	$263,386 principal, 4%, due 3/1/2022	278,298
FNMA #890134	$920,645 principal, 4%, due 3/1/2022	973,344
FNMA #731051	$219,224 principal, 4%, due 7/1/2018	231,225
FNMA #AE0968	$7,517,383 principal, 4%, due 7/1/2019	7,928,901
FNMA #745018	$625,698 principal, 4%, due 9/1/2020	661,514
FNMA #AE7264	$2,358,408 principal, 4%, due 1/1/2041	2,477,200
FNMA #AH1130	$50,197 principal, 4%, due 1/1/2041	52,725
FNMA #AH1315	$621,210 principal, 4%, due 1/1/2041	652,500
FNMA #AH3083	$860,554 principal, 4%, due 1/1/2041	903,900
FNMA #AH5122	$491,520 principal, 4%, due 1/1/2041	516,277
FNMA #AJ8023	$583,660 principal, 4%, due 1/1/2042	613,788
FNMA #AB2528	$1,046,612 principal, 4%, due 3/1/2041	1,099,330
FNMA #AH2753	$960,920 principal, 4%, due 4/1/2041	1,009,321
FNMA #AI2297	$967,631 principal, 4%, due 5/1/2041	1,016,370
FNMA #AE0113	$542,457 principal, 4%, due 7/1/2040	569,780
FNMA #AE0216	$600,159 principal, 4%, due 8/1/2040	630,389
FNMA #AI8713	$98,457 principal, 4%, due 8/1/2041	103,416
FNMA #AE3148	$818,261 principal, 4%, due 9/1/2040	859,476
FNMA #AE4749	$488,195 principal, 4%, due 9/1/2040	512,786
FNMA #AE5078	$529,924 principal, 4%, due 9/1/2040	556,616
FNMA #AE5296	$78,580 principal, 4%, due 9/1/2040	82,538
FNMA #AJ0770	$1,000,000 principal, 4%, due 9/1/2041	1,051,151
FNMA #AJ0784	$3,058,606 principal, 4%, due 9/1/2041	3,215,057
FNMA #AE2521	$318,582 principal, 4%, due 10/1/2040	334,629
FNMA #AE3571	$698,471 principal, 4%, due 10/1/2040	733,653
FNMA #AE4818	$54,954 principal, 4%, due 10/1/2040	57,842
FNMA #AI7593	$70,076 principal, 4%, due 10/1/2041	73,693
FNMA #MA0869	$7,827,303 principal, 4%, due 10/1/2041	8,227,676

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA #AE2662	$398,222 principal, 4%, due 11/1/2040	$418,281
FNMA #AE5147	$100,000 principal, 4%, due 11/1/2040	105,037
FNMA #AE7408	$511,705 principal, 4%, due 11/1/2040	537,479
FNMA #AE8873	$68,326 principal, 4%, due 11/1/2040	71,767
FNMA #AE9765	$71,630 principal, 4%, due 11/1/2040	75,238
FNMA #MA0561	$355,712 principal, 4%, due 11/1/2040	373,629
FNMA #AJ3087	$1,283,478 principal, 4%, due 11/1/2041	1,349,731
FNMA #AE0215	$644,892 principal, 4%, due 12/1/2039	677,375
FNMA #AE3170	$1,963,033 principal, 4%, due 12/1/2040	2,061,910
FNMA #AE7848	$301,430 principal, 4%, due 12/1/2040	316,613
FNMA #AE7858	$79,481 principal, 4%, due 12/1/2040	83,484
FNMA #AE8070	$27,236 principal, 4%, due 12/1/2040	28,608
FNMA #AH0152	$546,779 principal, 4%, due 12/1/2040	574,320
FNMA #AH0877	$673,003 principal, 4%, due 12/1/2040	706,901
FNMA #AH1104	$508,381 principal, 4%, due 12/1/2040	533,988
FNMA #AJ9272	$213,736 principal, 4%, due 12/1/2041	224,769
FNMA #MA0956	$40,055 principal, 4%, due 1/1/2042	42,123
FNMA #255547	$893,382 principal, 4.5%, due 1/1/2020	953,343
FNMA #357695	$531,595 principal, 4.5%, due 1/1/2020	567,275
FNMA #889907	$617,970 principal, 4.5%, due 10/1/2020	659,834
FNMA #735841	$386,932 principal, 4.5%, due 11/1/2019	413,239
FNMA #995574	$705,335 principal, 4.5%, due 11/1/2021	753,117
FNMA #995158	$1,652,513 principal, 4.5%, due 12/1/2020	1,764,459
FNMA #995465	$8,747,863 principal, 4.5%, due 12/1/2020	9,340,468
FNMA #995321	$427,286 principal, 4.5%, due 12/1/2021	456,766
FNMA #AD0646	$5,297,907 principal, 4.5%, due 3/1/2021	5,653,491
FNMA #770118	$727,664 principal, 4.5%, due 4/1/2019	776,162
FNMA #852931	$1,512,014 principal, 4.5%, due 4/1/2021	1,616,332
FNMA #889531	$691,083 principal, 4.5%, due 5/1/2022	737,899
FNMA #AE0731	$10,722,959 principal, 4.5%, due 5/1/2022	11,437,634
FNMA #745017	$1,077,717 principal, 4.5%, due 7/1/2020	1,150,997
FNMA #745393	$469,964 principal, 4.5%, due 9/1/2020	502,182
FNMA #357477	$2,146,805 principal, 5%, due 1/1/2019	2,309,132
FNMA #888564	$2,112,417 principal, 5%, due 10/1/2021	2,281,911
FNMA #257481	$699,738 principal, 5%, due 11/1/2018	752,384
FNMA #357673	$1,166,278 principal, 5%, due 12/1/2019	1,258,398
FNMA #888436	$751,220 principal, 5%, due 12/1/2021	810,556
FNMA #889342	$537,526 principal, 5%, due 3/1/2023	580,656
FNMA #879112	$267,108 principal, 5%, due 5/1/2021	288,373

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA #255735	$2,090,711 principal, 5% , due 6/1/2020	$2,255,849
FNMA #AD0657	$2,222,920 principal, 5%, due 6/1/2023	2,401,280
FNMA #724906	$3,349,657 principal, 5%, due 7/1/2018	3,601,674
FNMA #AD0630	$1,416,271 principal, 5%, due 7/1/2024	1,529,023
FNMA #897935	$894,742 principal, 5%, due 8/1/2021	965,974
FNMA #773515	$776,823 principal, 5%, due 9/1/2019	838,182
FNMA #995063	$3,918,092 principal, 5%, due 9/1/2019	4,212,876
FNMA #255841	$1,355,854 principal, 5%, due 9/1/2020	1,463,796
FNMA #725205	$2,631,062 principal, 5%, due 3/1/2034	2,841,501
FNMA #254797	$902,914 principal, 5%, due 6/1/2013	979,108
FNMA #745629	$846,059 principal, 5.16%, due 1/1/2018	939,052
FNMA #AL0278	$5,090,956 principal, 5.5% ,due 1/1/2025	5,529,256
FNMA #995428	$1,202,399 principal, 5.5%, due 11/1/2023	1,309,300
FNMA #995874	$1,447,119 principal, 5.5%, due 11/1/2023	1,574,420
FNMA #735930	$179,445 principal, 5.5%, due 12/1/2018	194,894
FNMA #889717	$553,791 principal, 5.5%, due 12/1/2021	603,026
FNMA #745453	$224,616 principal, 5.5%, due 3/1/2021	244,375
FNMA #929225	$1,217,870 principal, 5.5%, due 3/1/2023	1,323,673
FNMA #AE0467	$1,744,499 principal, 5.5%, due 3/1/2024	1,899,051
FNMA #745986	$1,512,694 principal, 5.5%, due 6/1/2020	1,642,927
FNMA #256754	$852,245 principal, 5.5%, due 6/1/2022	928,015
FNMA #936479	$2,508,674 principal, 5.5%, due 7/1/2021	2,731,711
FNMA #AE0011	$431,668 principal, 5.5%, due 9/1/2023	470,181
FNMA #735989	$1,023,341 principal, 5.5%, due 2/1/2035	1,114,771
FNMA #725425	$2,047,633 principal, 5.5%, due 4/1/2034	2,230,258
FNMA #AD0250	$1,010,887 principal, 5.5%, due 4/1/2035	1,101,204
FNMA #AD0249	$4,342,261 principal, 5.5%, due 4/1/2037	4,730,218
FNMA #555424	$1,611,757 principal, 5.5%, due 5/1/2033	1,755,758
FNMA #555432	$268,136 principal, 5.5%, due 5/1/2033	292,093
FNMA #735715	$737,842 principal, 5.5%, due 5/1/2035	803,648
FNMA #254767	$4,874,748 principal, 5.5%, due 6/1/2033	5,310,279
FNMA #555531	$2,808,780 principal, 5.5%, due 6/1/2033	3,059,729
FNMA #555531	$6,806,004 principal, 5.5%, due 6/1/2033	7,414,082
FNMA #555592	$1,611,114 principal, 5.5%, due 7/1/2033	1,755,058
FNMA #888450	$979,315 principal, 5.5%, due 8/1/2035	1,066,811
FNMA #889641	$1,666,604 principal, 5.5%, due 8/1/2037	1,815,245
FNMA #745751	$2,016,092 principal, 5.5%, due 9/1/2035	2,195,904
FNMA #888996	$2,072,680 principal, 5.5%, due 9/1/2036	2,257,539
FNMA #AE0099	$4,180,626 principal, 5.5%, due 10/1/2036	4,553,488

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA #254548	$1,296,829 principal, 5.5%, due 12/1/2032	$1,412,693
FNMA #889855	$574,736 principal, 5.5%, due 11/1/2033	626,085
FNMA #725946	$907,995 principal, 5.5%, due 11/1/2034	988,978
FNMA #745096	$529,907 principal, 5.5%, due 11/1/2034	577,168
FNMA #535943	$556,985 principal, 5.5%, due 12/1/2030	605,617
FNMA #555342	$296,927 principal, 6%, due 11/1/2017	320,287
FNMA #888017	$1,374,981 principal, 6%, due 11/1/2021	1,489,169
FNMA #725194	$270,621principal, 6%, due 12/1/2018	291,911
FNMA #725678	$411,524 principal, 6%, due 2/1/2019	443,899
FNMA #555413	$563,582 principal, 6%, due 3/1/2018	608,309
FNMA #725135	$542,204 principal, 6%, due 5/1/2018	584,860
FNMA #AL0446	$9,641,407 principal, 6%, due 5/1/2024	10,436,071
FNMA #888631	$1,752,126 principal, 6%, due 8/1/2022	1,898,729
FNMA #725993	$437,947 principal, 6%, due 9/1/2019	472,401
FNMA #735439	$469,965 principal, 6%, due 9/1/2019	506,938
FNMA #901198	$77,119 principal, 6%, due 9/1/2021	83,599
FNMA #936484	$1,658,265 principal, 6%, due 9/1/2021	1,797,015
FNMA #990975	$1,708,465 principal, 6%, due 9/1/2023	1,853,017
FNMA #AD0089	$1,160,535 principal, 6%, due 1/1/2039	1,275,683
FNMA #725162	$5,695,510 principal, 6%, due 2/1/2034	6,348,579
FNMA #888268	$1,127,013 principal, 6%, due 3/1/2037	1,240,596
FNMA #AE0616	$1,791,017 principal, 6%, due 3/1/2040	1,979,916
FNMA #888673	$513,607 principal, 6%, due 4/1/2035	571,256
FNMA #890341	$1,679,018 principal, 6%, due 6/1/2040	1,845,611
FNMA #AD0119	$2,546,917 principal, 6%, due 7/1/2038	2,799,622
FNMA #995487	$1,591,848 principal, 6%, due 8/1/2037	1,773,963
FNMA #AD0217	$3,258,031 principal, 6%, due 8/1/2037	3,632,167
FNMA #993724	$1,970,582 principal, 6%, due 8/1/2038	2,166,103
FNMA #AE0371	$1,008,996 principal, 6%, due 9/1/2039	1,109,109
FNMA #888736	$1,685,063 principal, 6%, due 10/1/2037	1,840,671
FNMA #AE0076	$1,452,588 principal, 6%, due 10/1/2039	1,596,714
FNMA #AL0851	$5,175,021 principal, 6%, due 10/1/2040	5,688,488
FNMA #190129	$728,904 principal, 6%, due 11/1/2023	801,226
FNMA #AD0163	$2,169,362 principal, 6%, due 11/1/2034	2,418,523
FNMA #995367	$2,764,539 principal, 6%, due 11/1/2038	3,038,838
FNMA #970867	$2,483,582 principal, 6%, due 12/1/2038	2,730,004
FNMA #725157	$329,758 principal, 6.5%, due 9/1/2017	359,750
FNMA #725160	$439,291 principal, 6.5%, due 4/1/2018	475,072
FNMA #888878	$842,509 principal, 6.5%, due 10/1/2022	932,197

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA #745596	$691,619 principal, 6.5%, due 4/1/2021	$756,922
FNMA #995952	$1,610,162 principal, 6.5%, due 2/1/2038	1,769,480
FNMA #889784	$558,556 principal, 6.5%, due 7/1/2038	620,804
FNMA #256937	$300,353 principal, 6.5%, due 10/1/2037	330,071
FNMA #889984	$986,751 principal, 6.5%, due 10/1/2038	1,096,720
FNMA #AD0128	$3,107,858 principal, 6.5%, due 10/1/2038	3,454,214
FNMA #735415	$559,542 principal, 6.5%, due 12/1/2032	626,621
FNMA	$200,000 principal, 0.0%, due 6/1/2017	184,202
FNMA #888367	$8,675,972 principal, 7%, due 3/1/2037	9,699,466
FNMA #888369	$355,849 principal, 7%, due 3/1/2037	398,273
FNMA #545723	$635,046 principal, 7%, due 4/1/2032	728,147
FNMA #888366	$766,548 principal, 7%, due 4/1/2037	857,935
FNMA #679887	$974,182 principal, 7%, due 8/1/2032	1,116,174
FNMA #725180	$717,846 principal, 7%, due 9/1/2028	812,928
FNMA #256939	$827,111 principal, 7%, due 10/1/2037	924,684
FNMA	$20,000,000 principal, 0.75%, due 2/26/2013	20,112,420
FNMA	$3,300,000 principal, 0.0%, due 3/23/2028	1,913,627
FNMA 555414	$417,418 principal, 4.751%, due 4/1/2013	427,290
FNMA 257541	$272,213 principal, 5%, due 1/1/2019	292,694
FNMA AL0472	$27,800,378 principal, 5.5%, due 1/1/2019	30,193,818
FNMA 545471	$576,339 principal, 5.906%, due 2/1/2012	576,314
FNMA 256335	$280,778 principal, 6%, due 7/1/2016	302,867
FNMA 545527	$224,422 principal, 6.113%, due 2/1/2012	224,411
FNMA 254799	$2,943,138 principal, 5%, due 7/1/2023	3,191,501
FNMA 255713	$802,972 principal, 4.5%, due 4/1/2025	857,885
FNMA 254985	$350,491 principal, 5%, due 11/1/2023	379,849
FNMA 254908	$127,047 principal, 5%, due 9/1/2023	137,689
FNMA 254589	$1,480,297 principal, 5.5%, due 1/1/2023	1,619,254
FNMA 255575	$699,088 principal, 5.5%, due 1/1/2025	763,402
FNMA 254963	$526,318 principal, 5.5%, due 10/1/2023	574,737
FNMA 255456	$447,563 principal, 5.5%, due 10/1/2024	488,737
FNMA 254986	$364,029 principal, 5.5%, due 11/1/2023	397,518
FNMA 256103	$790,259 principal, 5.5%, due 2/1/2026	861,971
FNMA 254688	$764,020 principal, 5.5%, due 3/1/2023	835,739
FNMA 256928	$790,697 principal, 6%, due 10/1/2027	874,030
FNMA 257007	$2,559,520 principal, 6%, due 12/1/2027	2,829,269
FNMA 889157	$491,488 principal, 6%, due 2/1/2028	543,286
FNMA 257295	$434,526 principal, 6%, due 7/1/2028	480,321
FNMA 888079	$931,052 principal, 6.5%, due 10/1/2026	1,042,814

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA 256628	$744,738 principal, 6.5%, due 2/1/2027	$834,135
FNMA 256653	$602,419 principal, 6.5%, due 3/1/2027	674,732
FNMA 888956	$732,128 principal, 6%, due 3/1/2036	811,115
FNMA #AD0833	$3,524,224 principal, 6%, due 1/1/2039	3,873,898
FNMA	$3,900,000 principal, 6.625%, due 11/15/2030	5,767,269
FNMA	$600,000 principal, 7.125%, due 1/15/2030	920,882
FNMA	$500,000 principal, 7.25%, due 5/15/2030	779,656
FNMA 466807	$196,779 principal, 3.32%, due 1/1/2018	206,984
FNMA AD0660	$98,251 principal, 4.53%, due 12/1/2019	109,802
FNMA 888381	$478,114 principal, 5.507%, due 4/1/2017	533,657
FNMA	$4,500,000 principal, 8.1%, due 8/12/2019	6,363,252
FNMA ARM 689019	$1,213,375 principal, 2.373%, due 5/1/2033	1,271,501
FNMA ARM 806697	$839,714 principal, 2.828%, due 1/1/2035	879,266
FNMA ARM 832100	$788,914 principal, 2.415%, due 7/1/2035	835,320
FNMA ARM AE0046	$23,144,193 principal, 3.931%, due 3/1/2039	24,452,303
FNMA ARM 995288	$5,802,689 principal, 5.494%, due 9/1/2038	6,149,333
FNMA ARM AE0180	$17,134,562 principal, 5.938%, due 9/1/2037	18,363,461
FNMA PRIN STRIP	$200,000 principal, 0.0%, due 11/15/2030	100,133
FNMA MTN DN	$1,600,000 principal, 0%, due 11/15/2030	808,842
FNR 02-11 UC	$518,530 principal, 6%, due 3/25/2017	564,638
FNR 03-32 NA 3	$381,877 principal, 3.75%, due 12/25/2017	389,126
FNR 2001-66 Z	$953,609 principal, 6%, due 11/25/2031	1,061,339
FNR 2002-11 QC	$229,079 principal, 5.5%, due 3/25/2017	243,483
FNR 2002-62 ZE	$668,509 principal, 5.5%, due 11/25/2017	713,701
FNR 2002-74 LE	$182,375 principal, 5%, due 11/25/2017	194,859
FNR 2002-83 ME	$392,617 principal, 5%, due 12/25/2017	418,896
FNR 2002-90 A1	$650,985 principal, 6.5%, due 6/25/2042	728,502
FNR 2002-93 CM	$88,518 principal, 5.5%, due 10/25/2031	90,278
FNR 2002-94 HM	$633,880 principal, 4.5%, due 1/25/2018	672,923
FNR 2002-95 GQ	$828,332 principal, 5%, due 1/25/2018	884,440
FNR 2002-97 PG	$462,260 principal, 5.5%, due 12/25/2031	471,966
FNR 2003-21 NB	$575,842 principal, 5.5%, due 9/25/2030	577,898
FNR 2003-21 XE	$596,786 principal, 5.5%, due 10/25/2031	603,126
FNR 2003-28 KA	$47,327 principal, 4.25%, due 3/25/2022	47,765
FNR 2003-28 KW	$236,633 principal, 4%, due 5/25/2022	238,571
FNR 2003-34 BA	$133,655 principal, 4%, due 5/25/2022	134,701
FNR 2003-35 TE	$553,151 principal, 5%, due 5/25/2018	591,203
FNR 2003-42 JG	$289,982 principal, 5.5%, due 5/25/2032	292,966
FNR 2003-75 GD	$152,691 principal, 3.5%, due 8/25/2023	160,463

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNR 2003-81 GE	$562,495 principal, 4.5%, due 4/25/2018	$582,752
FNR 2003-91 GB	$572,538 principal, 4.5%, due 9/25/2018	609,013
FNR 2004-29 G	$181,855 principal, 4.5%, due 12/25/2017	181,531
FNR 2004-45 VL	$48,922 principal, 6%, due 7/25/2023	49,050
FNR 2004-70 BD	$1,975,608 principal, 4.5%, due 10/25/2019	2,101,216
FNR 2004-74 BA	$117,471 principal, 4.5%, due 9/25/2028	118,774
FNR 2005-100 TB	$8,605,252 principal, 5.5%, due 11/25/2031	8,814,667
FNR 2005-21 FM	$939,707 principal, 0.594%, due 3/25/2035	941,199
FNR 2005-48 OM	$37,534 principal, 5%, due 3/25/2030	37,788
FNR 2005-58 BA	$474,134 principal, 5.5%, due 12/25/2023	489,090
FNR 2005-73 DF	$3,548,893 principal, 0.494%, due 8/25/2035	3,551,984
FNR 2005-8 CA	$2,596,766 principal, 5%, due 1/25/2023	2,661,109
FNR 2005-8 EA	$1,022,888 principal, 5%, due 7/25/2019	1,059,841
FNR 2005-87 PC	$794,315 principal, 5%, due 2/25/2027	793,350
FNR 2005-87 PD	$2,015,000 principal, 5%, due 7/25/2030	2,083,764
FNR 2006-21 UA	$50,917 principal, 5.5%, due 12/25/2032	51,426
FNR 2006-29 PB	$476,693 principal, 5.5%, due 2/25/2032	484,429
FNR 2006-4 CD	$121,014 principal, 6%, due 1/25/2024	123,442
FNR 2006-59 DC	$155,381 principal, 6.5%, due 12/25/2033	158,115
FNR 2006-62 TM	$248,098 principal, 5.5%, due 2/25/2033	256,535
FNR 2006-64 LB	$2,697,216 principal, 5.5%, due 6/25/2032	2,804,251
FNR 2006-8 JA	$64,728 principal, 5.5%, due 12/25/2032	65,053
FNR 2006-93 BA	$863,494 principal, 5.5%, due 7/25/2033	908,238
FNR 2007-114 A6	$100,000 principal, 0.444%, due 10/27/2037	99,394
FNR 2007-35 DM	$656,965 principal, 5%, due 12/25/2024	673,964
FNR 2007-80 PA	$632,123 principal, 5.5%, due 3/25/2031	639,311
FNR 2008-15 EL	$9,633,205 principal, 4.25%, due 6/25/2022	10,037,751
FNR 2008-20 AG	$258,363 principal, 4.2%, due 7/25/2022	268,621
FNR 2008-40 LD	$2,166,783 principal, 6%, due 3/25/2031	2,236,281
FNR 2008-41 A	$907,854 principal, 4.5%, due 12/25/2022	948,062
FNR 2009-19 ED	$435,268 principal, 4%, due 10/25/2019	457,453
FNR 2009-26 KA	$277,271 principal, 4%, due 2/25/2023	285,836
FNR 2009-36 HD	$2,679,747 principal, 4%, due 10/25/2027	2,759,798
FNR 2009-52 AJ	$612,985 principal, 4%, due 7/25/2024	642,572
FNR 2009-70 NK	$281,379 principal, 4.5%, due 8/25/2019	296,550
FNR 2010-119 FK	$3,249,400 principal, 0.744%, due 4/25/2040	3,244,857
FNR 2010-17 DA	$789,466 principal, 4.5%, due 6/25/2021	835,185
FNR 2010-57 TW	$289,498 principal, 5%, due 7/25/2025	305,578
FNR 2011-16 GJ	$285,455 principal, 3.5%, due 3/25/2026	298,358

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNR 2011-68 MK	$843,459 principal, 5%, due 6/25/2021	$908,937
FNW 2003-W4 3A	$470,397 principal, 7%, due 10/25/2042	545,062
FNW 2004-W2 5A	$358,355 principal, 7.5%, due 3/25/2044	398,717
FSPC T-51 1A CSTR	$438,601 principal, 6.5%, due 9/25/2043	486,900
FSPC T-54 3A	$792,952 principal, 7%, due 2/25/2043	937,163
GNMA #604075	$599,087 principal, 5%, due 3/15/2018	644,108
GNMA #782500	$802,554 principal, 5.5%, due 12/15/2023	875,693
GNMA #782189	$803,688 principal, 6.5%, due 6/15/2022	872,414
GNR 03-86 VE	$20,648 principal, 4.5%, due 11/20/2014	20,648
GNR 2010-31 BP	$200,000 principal, 5%, due 3/20/2040	229,169
GSBA 2006-20K	$616,166 principal, 5.36%, due 11/1/2026	687,989
GSMPS 2004-4 1A3	$457,898 principal, 8%, due 6/25/2034	481,159
GSMS 2011-GC3 A3	$200,000 principal, 4.473%, due 3/10/2044	213,801
JPMCC 07-FL1A A1	$4,391,776 principal, 0.617%, due 7/15/2019	4,193,496
JPMCC 2011-C4 A3	$400,000 principal, 4.106%, due 7/15/2046	422,160
LBUBS 2007-C7 A3	$1,500,000 principal, 5.866%, due 9/15/2045	1,645,211
NCUA GTD NTS MA	$3,775,000 principal, 1.4%, due 6/12/2015	3,824,037
PERMM 2010-1A 1A	$4,800,000 principal, 1.717%, due 7/15/2042	4,782,390
RFCO	$200,000 principal, 0.0%, due 4/15/2029	114,479
RFCO SP	$5,700,000 principal, 0.0%, due 1/15/2030	3,269,395
RFCO SP	$2,470,000 principal, 0.0%, due 4/15/2030	1,403,123
SBAP 1993-20F 1	$71,927 principal, 6.65%, due 6/1/2013	74,235
SBAP 1998-20D	$174,388 principal, 6.15%, due 4/1/2018	189,586
SBAP 2007-20D 1	$520,030 principal, 5.32%, due 4/1/2027	580,791
TVA	$200,000 principal, 4.7%, due 7/15/2033	235,514
TVA	$400,000 principal, 4.875%, due 1/15/2048	490,634
TVA	$4,400,000 principal, 5.25%, due 9/15/2039	5,674,064
TVA	$100,000 principal, 5.375%, due 4/1/2056	135,034
TVA	$1,000,000 principal, 5.88%, due 4/1/2036	1,361,222
US TBILL	$3,300,000 principal, 0.0%, due 4/19/2012	3,299,828
USTB	$2,500,000 principal, 3.5%, due 2/15/2039	2,806,640
USTB	$700,000 principal, 3.875%, due 8/15/2040	837,266
USTB	$16,300,000 principal, 4.25%, due 11/15/2040	20,741,750
USTB	$2,400,000 principal, 4.375%, due 11/15/2039	3,109,874
USTB	$1,600,000 principal, 4.375%, due 5/15/2040	2,074,000
USTB	$1,400,000 principal, 4.375%, due 5/15/2041	1,820,000
USTB	$5,800,000 principal, 4.5%, due 8/15/2039	7,655,095
USTB	$200,000 principal, 4.5%, due 8/15/2039	275,594

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
USTB	$1,100,000 principal, 5.25%, due 11/15/2028	$1,567,157
USTBILL	$40,000 principal, 0%, due 2/02/2012	40,000
USTBILL	$10,000 principal, 0%, due 3/01/2012	10,000
USTBILL	$272,000 principal, 0%, due 3/08/2012	271,991
USTBILL	$1,280,000 principal, 0%, due 3/15/2012	1,279,955
USTBILL	$6,200,000 principal, 0%, due 3/22/2012	6,199,764
USTBILL	$7,100,000 principal, 0%, due 3/29/2012	7,099,744
USTBILL	$10,500,000 principal, 0%, due 4/05/2012	10,499,528
USTBILL	$800,000 principal, 0%, due 4/26/2012	799,937
USTBILL	$16,800,000 principal, 0%, due 5/17/2012	16,797,950
USTBILL	$900,000 principal, 0%, due 6/07/2012	899,825
USTBILL	$12,400,000 principal, 0%, due 6/14/2012	12,397,334
USTBILL	$7,800,000 principal, 0%, due 6/21/2012	7,798,089
USTBILL	$5,700,000 principal, 0%, due 6/28/2012	5,698,319
USTBILL	$10,400,000 principal, 0%, due 8/23/2012	10,395,289
USTCOUP	$100,000 principal, 0%, due 11/15/2032	53,905
USTCOUP	$400,000 principal, 0%, due 11/15/2032	174,419
USTCOUP	$1,300,000 principal, 0%, due 11/15/2038	738,776
USTCOUP	$2,900,000 principal, 0%, due 5/15/2032	1,590,082
USTCOUP	$200,000 principal, 0%, due 5/15/2033	105,825
USTCOUP	$4,300,000 principal, 0%, due 5/15/2034	2,191,009
USTCOUP	$950,000 principal, 0%, due 8/15/2032	516,064
USTN	$22,000,000 principal, 0.625%, due 7/15/2014	22,171,864
USTN	$5,000,000 principal, 0.75%, due 3/31/2013	5,035,545
USTN	$6,985,000 principal, 0.75%, due 5/31/2012	7,005,194
USTN	$5,100,000 principal, 0.875%, due 1/31/2012	5,103,188
USTN	$9,150,000 principal, 0.875%, due 2/29/2012	9,162,151
USTN	$2,500,000 principal, 0.625%, due 7/31/2012	2,507,813
USTN	$6,500,000 principal, 0.75%, due 12/15/2013	6,563,225
USTN	$20,000,000 principal, 1%, due 10/31/2016	20,200,000
USTN	$4,275,000 principal, 1%, due 4/30/2012	4,288,359
USTN	$20,000,000 principal, 1.25%, due 4/15/2014	20,437,500
USTN	$25,000,000 principal, 1.375%, due 1/15/2013	25,310,550
USTN	$3,800,000 principal, 1.375%, due 11/30/2015	3,916,671
USTN	$16,140,000 principal, 1.75%, due 3/31/2014	16,670,861
USTN	$3,600,000 principal, 1.875%, due 7/15/2019	4,498,141
USTN	$25,750,000 principal, 2%, due 1/31/2016	27,174,284
USTN	$750,000 principal, 2%, due 11/15/2021	758,204
USTN	$26,950,000 principal, 2%, due 4/30/2016	28,465,937

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
	USTN	$7,825,000 principal, 2.125%, due 8/15/2021	$8,021,846
	USTN	$6,025,000 principal, 2.25%, due 3/31/2016	6,427,922
	USTN	$15,000,000 principal, 3.5%, due 5/31/2013	15,693,165
	USTN	$2,500,000 principal, 4.875%, due 2/15/2012	2,514,160
	USTN TII	$15,250,000 principal, 0.5%, due 4/15/2015	16,660,234
	USTN TII	$9,200,000 principal, 0.625%, due 4/15/2013	10,026,207
	USTN TII	$9,715,000 principal, 0.125%, due 4/15/2016	10,395,263
	USTN TII	$1,850,000 principal, 0.625%, due 07/15/2021	1,989,182
	USTN TII	$9,775,000 principal, 1.125%, due 1/15/2201	11,284,385
	USTN TII	$8,600,000 principal, 1.25%, due 4/15/2014	9,639,486
	USTN TII	$9,350,000 principal, 1.25%, due 7/15/2020	10,979,895
	USTN TII	$8,800,000 principal, 1.375%, due 1/15/2020	10,489,632
	USTN TII	$5,775,000 principal, 1.625%, due 1/15/2015	7,380,776
	USTN TII	$6,475,000 principal, 1.625%, due 1/15/2018	7,972,393
	USTN TII	$7,250,000 principal, 1.75%, due 1/15/2028	9,413,921
	USTN TII	$14,750,000 principal, 2.125%, due 1/15/2019	18,493,735
	USTN TII	$4,325,000 principal, 2%, due 1/15/2014	5,611,175
	USTN TII	$6,225,000 principal, 2%, due 1/15/2026	8,724,731
	USTN TII	$4,850,000 principal, 2.125%, due 2/15/2040	6,816,084
	USTN TII	$2,375,000 principal, 2%, due 7/15/2014	3,073,464
	USTN TII	$4,325,000 principal, 2.125%, due 2/15/2041	6,043,835
	USTN TII	$3,975,000 principal, 2.375%, due 1/15/2017	5,179,144
	USTN TII	$3,075,000 principal, 2.375%, due 1/15/2025	4,697,892
	USTN TII	$2,200,000 principal, 2.375%, due 1/15/2027	3,189,876
	USTN TII	$11,625,000 principal, 2.5%, due 1/15/2029	16,355,055
	USTN TII	$2,725,000 principal, 2.625%, due 7/15/2017	3,544,006
	USTN TII	$475,000 principal, 3.625%, due 4/15/2028	989,849
	USTN TII	$4,350,000 principal, 3.875%, due 4/15/2029	9,332,407
	USTPRIN	$1,400,000 principal, 0%, due 11/15/2024	1,024,982
	USTPRIN	$2,900,000 principal, 0%, due 11/15/2027	1,902,806
	USTPRIN	$1,100,000 principal, 0%, due 11/15/2028	697,423
	USTPRIN	$1,200,000 principal, 0%, due 2/15/2031	709,042
	USTPRIN	$11,800,000 principal, 0%, due 2/15/2041	4,845,528
	USTPRIN	$3,800,000 principal, 0%, due 8/15/2028	2,432,376
	USTPRIN	$1,600,000 principal, 0%, due 8/15/2029	989,864
	WFCM 10-C1 A2 144A	$100,000 principal, 4.393%, due 10/15/2057	107,725
			1,473,360,372

*	HEWLETT-PACKARD COMPANY	21,790,323 shares	561,318,720

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

State and municipal bonds
AMERICAN MUN OH	$700,000 principal, 7.834%, due 2/15/2041	$966,651
AMERICAN MUN OH	$300,000 principal, 8.084%, due 2/15/2050	418,716
BAB PASADENA PF TAXM	$100,000 principal, 7.148%, due 3/1/2043	131,169
BATA CA	$300,000 principal, 6.907%, due 10/01/2050	390,702
BATA CA	$700,000 principal, 7.043%, due 04/01/2050	921,018
CA ST	$18,320,000 principal, 3.95%, due 11/01/2015	19,207,054
CA ST	$4,250,000 principal, 3.95%, due 11/01/2015	4,636,198
CA ST	$600,000 principal, 6.2%, due 10/1/2019	683,898
CA ST	$1,450,000 principal, 7.3%, due 10/01/2039	1,714,524
CA ST	$2,025,000 principal, 7.5%, due 4/1/2034	2,429,696
CA ST	$4,825,000 principal, 7.55%, due 4/1/2039	5,899,624
CA ST	$1,100,000 principal, 7.625%, due 03/01/2040	1,353,385
CA ST AMBAC	$1,00,000 principal, 4.5%, due 08/01/2028	101,264
CA ST GO	$525,000 principal, 7.6%, due 11/01/2040	648,222
CA ST UNIV REV	$1,00,000 principal, 6.484%, due 11/1/2041	113,457
CHICAGO IL TR AU ST	$100,000 principal, 6.2%, due 12/1/2040	109,537
CT ST	$100,000 principal, 5.85%, due 3/15/2032	122,413
DALLAS TX DART	$100,000 principal, 5.022%, due 12/1/2048	113,133
DALLAS TX DART	$100,000 principal, 6.249%, due 12/1/2034	111,875
GA MEAG	$700,000 principal, 6.655%, due 4/1/2057	719,572
HAMILTON OH SLS	$100,000 principal, 0%, due 12/01/2028	43,250
HARRIS CNTY TX	$300,000 principal, 6.875%, due 11/1/2038	345,366
IA TOBACCO 05B 0	$100,000 principal, 5.6%, due 6/01/2034	82,039
IL ST	$5,000,000 principal, 4.071%, due 01/01/2014	5,133,800
IL ST	$9,185,000 principal, 4.511%, due 3/01/2015	9,537,796
IL ST	$3,500,000 principal, 5.365%, due 03/01/2017	3,691,870
IL ST	$2,125,000 principal, 5.665%, due 03/01/2018	2,261,595
INDIANAPOLIS	$100,000 principal, 6.004%, due 1/15/2040	117,991
LA CA USD	$1,800,000 principal, 6.758%, due 07/01/2034	2,233,872
MI ST UNIV	$100,000 principal, 6.173%, due 2/15/2050	122,011
MUNICIPAL EC AT GA	$300,000 principal, 6.637%, due 4/1/2057	311,832
MWAA DULLES TOL	$100,000 principal, 7.462%, due 10/1/2046	108,917
NEW YORK NY TAXM	$300,000 principal, 6.271%, due 12/1/2037	369,882
NJ TOBACCO 1A	$150,000 principal, 5%, due 6/1/2041	107,772
NJ TPK	$2,650,000 principal, 7.102%, due 01/01/2041	3,628,009
NJ TRANS BAB	$200,000 principal, 6.875%, due 12/15/2039	222,996
NO CA PWR	$100,000 principal, 7.311%, due 6/1/2040	115,066
NY CITY MUNWTR VAR	$100,000 principal, 6.124%, due 6/15/2042	108,134
NY CITY MWFAWSR TAXM	$100,000 principal, 5.44%, due 6/15/2043	114,153

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

State and municipal bonds (continued)
NY MTA TRANSP	$1,100,000 principal, 6.814%, due 11/15/2040	$1,380,104
NYC TFA (PIT)	$100,000 principal, 5.267%, due 5/1/2027	111,500
NYC WTR	$400,000 principal, 5.25%, due 06/15/2044	442,412
NYC WTR	$900,000 principal, 5.724%, due 6/15/2042	1,080,711
RIVSIDE CA ELEC	$100,000 principal, 7.605%, due 10/1/2040	133,257
RIVSIDE CA SWR	$800,000 principal, 7.2%, due 8/1/2039	942,912
SAN ANTONIO E&G	$100,000 principal, 5.718%, due 2/1/2041	122,946
SAN DIEGO CTY	$100,000 principal, 6.138%, due 05/01/2049	125,748
STOCKTON CA	$100,000 principal, 7.942%, due 10/1/2038	108,863
TX TRANSP HWY	$200,000 principal, 5.028%, due 4/01/2026	231,058
UNIV CA REV	$3,340,000 principal, 0.887%, due 07/01/2013	3,345,778
		77,473,748
Foreign obligations
BANCO BRAD 144A	$800,000 principal, 1.955%, due 1/24/2013	806,122
BRAZIL GOVT	$500,000 principal, 5.875%, due 1/15/2019	592,500
CANADA-GOVT	$1,080,126 principal, 5%, due 6/1/2037	1,578,452
COLOMBIA REP GL	$100,000 principal, 6.125%, due 1/18/2041	123,250
ISRAEL GLBL	$800,000 principal, 5.5%, due 12/4/2023	1,019,612
ISRAEL GOVT	$1,300,000 principal, 0%, due 2/15/2024	901,592
KOREA GOVT	$9,379,975 principal, 4%, due 6/10/2012	9,424,061
KOREA REP GLB	$1,900,000 principal, 5.75%, due 4/16/2014	2,055,491
MALAYSIA GOVT	$9,416,404 principal, 2.509%, due 8/27/2012	9,390,932
MEXICO GOV	$100,000 principal, 6.05%, due 1/11/2040	122,250
MEXICO GOVT	$8,276,781 principal, 9%, due 6/20/2013	8,780,010
MOROCCO AID	$477,719 principal, 7.55%, due 7/15/2026	661,150
NORWAY GOVT	$4,013,411 principal, 6.5%, due 5/15/2013	4,289,374
ONTARIO PROV	$98,193 principal, 4.6%, due 6/2/2039	118,538
QATAR ST 144A	$100,000 principal, 6.4%, due 1/20/2040	117,356
QUEBEC PROVINCE	$342,773 principal, 4.25%, due 12/1/2043	448,123
QUEBEC PROVINCE	$687,353 principal, 5.75%, due 12/1/2036	934,030
UNITED MEX	$100,000 principal, 5.75%, due 10/12/2110	106,500
UNITED MEXICAN GLB	$200,000 principal, 5.95%, due 3/19/2019	237,700
		41,707,043
Traditional guaranteed investment contracts
PACIFIC LIFE INS CO	5.48% interest rate	11,989,237

Self-directed brokerage accounts	Various	276,737,017
Total investments		$13,717,114,451

Hewlett-Packard Company 401(k) Plan

EIN: 94-1081436 PN: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2011

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Notes receivable from participants
* Participant loans	Interest rates ranging from 3.25% to 11.5%	$224,531,689
	With maturity dates through 2037
Total		$13,941,646,140

* Indicates party-in-interest to the Plan.
Note: Column (d), cost, has been omitted as all investments are participant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY 401(k) PLAN

/s/ David K. Ritenour
June 27, 2012	David K. Ritenour
Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm